Pacific Select Exec II – NY is a *flexible premium variable life insurance policy* issued by Pacific Life & Annuity Company.

• *Flexible premium* means you can vary the amount and frequency of your premium payments.

• *Variable* means the policy's value depends on the performance of the investment options you choose.

• *Life insurance* means the policy provides a death benefit to the beneficiary you choose.

This prospectus provides information that you should know before buying a policy. It's accompanied by the current prospectuses for the funds that provide the underlying portfolios for the variable investment options offered under the policy. The variable investment options are funded by the Pacific Select Exec Separate Account of PL&A. Please read these prospectuses carefully and keep them for future reference.

Here's a list of all of the investment options available under your policy:

This policy is not available in all states. This prospectus is not an offer in any state or jurisdiction where we're not legally permitted to offer the policy.

The policy is described in detail in this prospectus and its Statement of Additional Information (SAI). Each fund is described in its prospectus and in its SAI. No one has the right to describe the policy or any fund any differently than they have been described in these documents.

You should be aware that the Securities and Exchange Commission (SEC) has not reviewed the policy for its investment merit, and does not guarantee that the information in this prospectus is accurate or complete. It's a criminal offense to say otherwise.

PL&A does not provide legal or tax advice. Any statement contained in this communication is not intended or written to be legal or tax advice, nor may it be used for the purpose of avoiding any tax penalties that may be imposed on the taxpayer. Any taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

VARIABLE INVESTMENT OPTIONS
Pacific Select Fund

International Value	Health Sciences	Emerging Markets
International Small-Cap	Mid-Cap Value	Managed Bond
Diversified Research	Large-Cap Growth	Inflation Managed
Equity	*(formerly Blue Chip)*	Money Market
American Funds® Growth-Income	Capital Opportunities	High Yield Bond
American Funds® Growth	International Large-Cap	Large-Cap Value
Technology	Equity Index	Comstock
Short Duration Bond	Small-Cap Index	Mid-Cap Growth
Concentrated Growth	Fasciano Small Equity	Real Estate
Diversified Bond	Small-Cap Value	VN Small-Cap Value
Growth LT	Multi-Strategy	
Focused 30	Main Street® Core	

Fidelity® Variable Insurance Products Funds

Fidelity VIP Contrafund® Service Class 2	Fidelity VIP Mid Cap Service Class 2
Fidelity VIP Growth Service Class 2	Fidelity VIP Value Strategies Service Class 2

FAM Variable Series Funds, Inc.

Mercury Basic Value V.I. Fund Class III	Mercury Global Allocation V.I. Fund Class III

T. Rowe Price Equity Series, Inc.

T. Rowe Price Blue Chip Growth Portfolio – II	T. Rowe Price Equity Income Portfolio – II

Van Eck Worldwide Insurance Trust
Van Eck Worldwide Hard Assets Fund

FIXED OPTIONS
Fixed Account
Fixed LT Account

This overview tells you some key things you should know about your policy. It's designed as a summary only – please read the entire prospectus and your policy for more detailed information, or contact us or your registered representative for additional information about your policy.

Some states have different rules about how life insurance policies are described or administered. The terms of your policy, or of any endorsement or rider, prevail over what's in this prospectus.

Benefits of your policy

Flexibility

The policy is designed to be flexible to meet your specific life insurance needs. Within certain limits, you can:
- choose the timing, amount and frequency of premium payments
- change the death benefit option
- increase or decrease the policy's face amount
- change the beneficiary
- change your investment selections.

Death Benefit

You may choose one of three death benefit options:

- **Option A** – your death benefit will be the face amount of your policy.

- **Option B** – your death benefit will be the face amount of your policy plus its accumulated value.

- **Option C** – your death benefit will be the face amount of your policy plus the total premiums you've paid minus any withdrawals or distributions made.

The guideline minimum death benefit is the minimum death benefit that we must pay to ensure that your policy qualifies as life insurance. You may choose between two ways to calculate the guideline minimum death benefit:

- **cash value accumulation test** – generally does not limit the amount of premiums you can pay into your policy.

- **guideline premium test** – limits the amount of premiums you can pay on your policy, and the guideline minimum death benefit will generally be smaller than under the cash value accumulation test.

The test you choose will generally depend on the amount of premiums you want to pay relative to your desired death benefit.

The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit.

Accumulated Value

Accumulated value is the value of your policy on any business day. It is not guaranteed – it depends on the performance of the investment options you've chosen, the premium payments you've made, policy charges, and how much you've borrowed or withdrawn from the policy.

You can access your accumulated value in several ways:

- **Withdrawals** – you can withdraw part of your policy's net cash surrender value.

- **Loans** – you can take out a loan from us using your policy's accumulated value as security.

- **Surrender** – you can surrender or *cash in* your policy for its net cash surrender value while the insured is still living.

- **Income benefits** – you can use withdrawal or surrender benefits to buy an income benefit that provides a monthly income. In addition, your policy's beneficiary can use death benefit proceeds to buy an income benefit.

Investment options

You can choose from a selection of variable investment options, each of which invests in a corresponding portfolio of the Pacific Select Fund, the Fidelity Variable Insurance Products Funds, the FAM Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust. The policy also offers two fixed investment options, both of which provide a guaranteed minimum rate of interest.

You can transfer among the investment options during the life of your policy without paying any current income tax. There is currently no charge for transfers.

Tax benefits

Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

You'll also generally not be taxed on any or all of your policy's accumulated value unless you receive a cash distribution.

Risks of your policy

Long-term financial planning

This policy is designed to provide a death benefit for family members or others or to help meet other long-term financial objectives. It is not suitable as a short-term savings vehicle. It may not be the right kind of policy if you plan to withdraw money or surrender your policy for short-term needs. Taking a withdrawal or surrendering your policy may incur charges. See the *Fee tables* and your policy for charges assessed when withdrawing from or surrendering your policy.

Please discuss your insurance needs and financial objectives with your registered representative.

Premium payments

Federal tax law puts limits on the premium payments you can make in relation to your policy's death benefit. We may refuse all or part of a premium payment you make, or remove all or part of a premium from your policy and return it to you under certain circumstances.

Lapse

Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause your policy to lapse – which means you'll no longer have any insurance coverage. There are costs associated with reinstating a lapsed policy.

There is no guarantee that your policy will not lapse even if you pay your planned periodic premium. You should consider a periodic review of your coverage with your registered representative.

Investment performance

Each variable investment option invests in a corresponding portfolio of the Pacific Select Fund, the Fidelity Variable Insurance Products Funds, the FAM Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust. The value of each portfolio fluctuates with the value of the investments it holds. Returns are not guaranteed. You bear the investment risk of any variable investment option you choose.

See each fund's prospectus for more information on the underlying portfolios and their individual risks.

Withdrawals and loans

Making a withdrawal or taking out a loan may:

• change your policy's tax status
• reduce your policy's face amount
• reduce your policy's death benefit
• reduce the death benefit proceeds paid to your beneficiary
• make your policy more susceptible to lapsing.

Your policy's withdrawal feature is not available until your first policy anniversary.

Be sure to plan carefully before using these policy benefits.

Tax consequences of withdrawals, surrenders and loans

You may be subject to income tax if you take any withdrawals or surrender the policy, or if your policy lapses and you have not repaid any outstanding policy loan amount.

If your policy is a modified endowment contract, all distributions you receive during the life of the policy may be subject to tax and a 10% penalty.

There are other tax issues to consider when you own a life insurance policy. These are described in more detail in *Variable life insurance and your taxes*.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please read the entire prospectus, your policy and the SAI for more detailed information regarding these fees and expenses.

Transaction fees

This table describes the fees and expenses that you will pay at the time you buy the policy, surrender the policy, or transfer accumulated value between investment options.

Charge	When charge is deducted	Amount deducted
Maximum sales load imposed on premiums	Upon receipt of premium	2.5% of premium
Premium based tax charges[1]	Upon receipt of premium	State and local charge: 2.35% of premium Federal charge: 1.50% of premium
Maximum surrender charge	Upon full surrender of policy during the first 10 policy years and on any face amount increase for 10 policy years from effective date	$0.73–$32.76 per $1,000 of face amount[2]
Charge at end of policy year 1 for a male select non-smoker who is age 45 at policy issue		*$12.65 per $1,000 of initial face amount*
Withdrawal charge	Upon partial withdrawal of accumulated value	$25 per withdrawal
Transfer fees	Upon transfer of accumulated value between investment options	$25 per transfer in excess of 12 per policy year[3]
Administrative and underwriting service fees		
Face amount increase	Upon effective date of requested face amount increase	$100
Substitution of insured	Upon request for substitution of insured	$100
Audits of premium/loan	Upon request of audit of over 2 years or more	$25
Duplicate policy	Upon request of duplicate policy[4]	$50
Illustration request	Upon request of policy illustration in excess of 1 per year	$25
Death benefit option change	Upon request for death benefit option change	$100
Risk classification change	Upon request for risk classification change	$100[5]
Adding or increasing an optional rider	Upon approval of specific request	$100

[1] We do not expect to increase the state and local charge or federal charge unless the rates we pay change or a change in law requires us to do so.

[2] The surrender charge is based on the age and risk class of the insured. Samples of our current rates for surrender charges and maximum surrender charges per $1,000 of coverage segment appear as Appendix A in this prospectus. The surrender charge is reduced to $0 in policy year 11 and thereafter. The surrender charge shown in the table may not be typical of the surrender charge you will pay. Ask your registered representative for information on this charge for your policy. The surrender charge for your policy will be stated in the policy specifications pages.

[3] There is no charge currently imposed upon a transfer.

[4] Certificate of Coverage is available without charge.

[5] We charge $50 for a request for risk classification change on policies issued on or before April 30, 2004.

Periodic charges other than Pacific Select Fund operating expenses

This table describes the fees and expenses that you will pay periodically during the time you own the policy, not including portfolio fees and expenses.

Charge	When charge is deducted	Amount deducted— Maximum Guaranteed Charge	Amount deducted— Current Charges
Cost of Insurance[1] Minimum and maximum	Monthly, beginning on policy date	$0.05–$83.34 per $1,000 of a discounted *net amount at risk**	$0.05–$20.05 per $1,000 of a discounted net amount at risk
Charge during policy year 1 for a male non-smoker who is age 45 at policy issue	*Monthly, beginning on policy date*	*$0.31 per $1,000 of a discounted net amount at risk*	*Same*
Administrative charge	Monthly, beginning on policy date	$7.50	Same
Mortality and expense risk Face amount charge[3] Minimum and maximum	Monthly for 10 years, beginning effective date of coverage for initial face amount and for each face amount increase	$0.06–$0.50 per $1,000 of coverage segment	Same
Charge during policy year 1 for a male select non-smoker who is age 45 at policy issue		*$0.13 per $1,000 of coverage segment*	*Same*
Asset charge	Monthly, beginning on policy date	0.75% annually (0.0625% monthly) of first $25,000 of accumulated value in investment options, plus 0.35% annually (0.029% monthly) of accumulated value in excess of $25,000 in investment options[4]	Same
Loan interest charge	Policy anniversary	3.55% of policy's loan account balance annually[5]	Same

Optional Benefits, minimum and maximum[5]

Charge	When charge is deducted	Amount deducted— Maximum Guaranteed Charge	Amount deducted— Current Charges
Accidental death rider	Monthly, beginning on policy date	$0.05–$0.18 per $1,000 of coverage segment	Same
Charge during policy year 1 for a male non-smoker who is age 45 at policy issue		*$0.10 per $1,000 of coverage segment*	*Same*
Annual renewable term rider Cost of insurance	Monthly, beginning on policy date	$0.06–$7.93 per $1,000 of a discounted net amount at risk	$0.05–$4.92 per $1,000 of a discounted net amount at risk
Charge during policy year 1 for a male select non-smoker who is age 45 at policy issue		*$0.38 per $1,000 of a discounted net amount at risk*	*$0.09 per $1,000 of a discounted net amount at risk*
Mortality and expense risk face amount charge	Monthly, beginning on policy date	$0.06–$0.37 per $1,000 of coverage segment	$0
Charge during policy year 1 for a male select non-smoker who is age 45 at policy issue		*$0.13 per $1,000 of coverage segment*	*$0*
Annual renewable and convertible term rider	Monthly, beginning on policy date	$0.06–$7.93 per $1,000 of a discounted net amount at risk	$0.05–$4.92 per $1,000 of a discounted net amount at risk
Charge during policy year 1 for a female select non-smoker who is age 45 at policy issue		*$0.30 per $1,000 of a discounted net amount at risk*	*$0.06 per $1,000 of a discounted net amount at risk*
Children's term rider	Monthly, beginning on policy date	$0.75 per $1,000 of coverage segment	Same

Charge	When charge is deducted	Amount deducted— Maximum Guaranteed Charge	Amount deducted— Current Charges
Disability benefit rider	Monthly, beginning on policy date	$0.40–$1.00 per $10 of monthly benefit	Same
Charge during policy year 1 for a male non-smoker who is age 45 at policy issue		*$0.45 per $10 of monthly benefit*	*Same*
Guaranteed insurability rider	Monthly, beginning on policy date	$0.10–$0.29 per $1,000 of coverage segment	Same
Charge during policy year 1 for a male non-smoker who is age 35 at policy issue[6]		*$0.28 per $1,000 of coverage segment*	*Same*
Waiver of charges rider	Monthly, beginning on policy date	$0.04–$0.55 per $1,000 of coverage segment	Same
Charge during policy year 1 for a male non-smoker who is age 45 at policy issue		*$0.07 per $1,000 of coverage segment*	*Same*

* *Net amount at risk* is the difference between the death benefit that would be payable if the insured died and the accumulated value of your policy. At the beginning of each policy month, we divide the death benefit that would be payable under your policy by 1.002466, and then we subtract your policy's accumulated value before monthly charges are taken from this amount. The result is your policy's discounted net amount at risk used in cost of insurance calculations.

[1] Cost of insurance rates apply uniformly to all members of the same class. Class is determined by a number of factors, including the age, risk classification, smoking status and gender (unless unisex rates are required) of the insured by the policy, and the policy date and duration. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your policy, and more detailed information concerning your cost of insurance charges is available on request from your registered representative or us. Also, before you purchase the policy, you may request personalized illustrations of your future benefits under the policy based upon the insured's class, the death benefit option, face amount, planned periodic premiums, and any riders requested. Cost of insurance rates for your policy will be stated in the policy specifications pages and calculated per $1.00 of coverage.

[2] A sample of our mortality and expense risk face amount charges per $1,000 of initial face amount appears as Appendix A in this prospectus. The rate is based on the age and risk classification of the insured and the face amount on the policy date. Each face amount increase will have a corresponding face amount charge related to the amount of the increase, based on the age and risk classification of the insured at the time of the increase. The mortality and risk face amount charges shown in the table may not be typical of the charges you will pay. Ask your registered representative for information on this charge for your policy. The mortality and expense risk face amount charge for your policy will be stated in the policy specifications pages.

[3] Starting in policy year 11 and thereafter, the mortality and expense risk asset charge is reduced to 0.45% annually (0.0375% monthly) of the first $25,000 of accumulated value in the investment options, plus 0.05% annually (0.0042% monthly) of accumulated value in excess of $25,000 in the investment options.

[4] Interest owing on the amount you borrow accrues daily at the annual rate. Interest accrued during a policy year is due on your policy anniversary. If you do not pay interest when due, we transfer an amount equal to the interest that was due from your accumulated value and add it to your loan. Loan interest not paid begins accruing interest on the day it is due.

[5] Riders are briefly described under *The death benefit: Optional riders* and more information appears in the SAI. Except for the *Childrens term rider,* rider charges are based on the age and risk classification of the person insured under the rider on the effective date of the rider. The rider charges shown in the table may not be typical of the charges you will pay. Ask your registered representative for information on optional rider charges for your policy. The charges for any optional benefit riders you add to your policy will be stated in the policy specifications pages.

[6] *Guaranteed insurability rider* is only available to insureds age 37 and under at policy issue.

Total annual fund operating expenses

This table shows the minimum and maximum total operating expenses charged by the portfolios that you may pay periodically during the time that you own the policy. This table shows the range (minimum and maximum) of fees and expenses charged by any of the portfolios, expressed as a percentage of average daily net assets, for the year ended December 31, 2005, adjusted to reflect anticipated fees and expenses of new portfolios.

Each variable account of the separate account purchases shares of the corresponding fund portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the policy, and they may vary from year to year. These fees and expenses are described in each fund's prospectus.

	Minimum	Maximum
Total annual portfolio operating expenses[1]	0.29%	1.57%

[1] Amounts shown are gross expenses deducted from portfolio assets, including advisory fees, 12b-1 distribution expenses, and other expenses.

To help limit Pacific Select Fund expenses, Pacific Life, adviser to the Pacific Select Fund, has contractually agreed to reduce its investment advisory fees or otherwise reimburse each portfolio of Pacific Select Fund, except the American Funds Growth-Income portfolio, for its operating expenses (including organizational expenses, but not including advisory fees; additional costs associated with foreign investing (including foreign taxes on dividends, interest, or gains); interest (including commitment fees); taxes; brokerage commissions and other transactional expenses; extraordinary expenses such as litigation expenses, and other expenses not incurred in the ordinary course of each portfolio's business; and expenses of any counsel or other persons or services retained by the Pacific Select Fund's independent trustees) that exceed an annual rate of 0.10% of a portfolio's average daily net assets. Such reduction or reimbursement is subject to repayment to Pacific Life, for a period of time as permitted under regulatory and/or accounting standards (currently 3 years from the end of the fiscal year in which the reimbursement took place), to the extent such expenses fall below the 0.10% expense cap in future years. Any amounts repaid to Pacific Life will have the effect of increasing such expenses of the portfolio, but not above the 0.10% expense cap. There is no guarantee that Pacific Life will continue to cap expenses after April 30, 2007. Until May 1, 2007, or if earlier, such time as the American Funds Growth-Income and American Funds Growth portfolios no longer invest substantially all of their assets in a master fund, Pacific Life will limit its total investment advisory fee to 0.36% for each portfolio (not including advisory fees paid by the master fund). Also, in the case of the American Funds Growth-Income portfolio, Pacific Life has contractually agreed to waive all or part of its investment advisory fees or otherwise reimburse the portfolio for its ordinary operating expenses, including advisory fees, and the proportionate share of the net fees and expenses of the master fund, but excluding extraordinary expenses including litigation, that exceed the annual rate of 1.01% of its average daily net assets until April 28, 2008.

Effective May 1, 2005, Pacific Select Fund entered into an Advisory Fee Reduction Program ("program"), which may lower the advisory fee paid to Pacific Life under the investment advisory agreement. Pursuant to this program, Pacific Life has agreed to waive 0.00125% of its advisory fee for the period from May 1, 2005 through April 30, 2007. This reduction is reflected in the chart above. See the Pacific Select Fund prospectus for details on fees and expenses of the Pacific Select Fund and on the program.

Pacific Select Exec II – NY is a flexible premium variable life insurance policy that insures the life of one person and pays death benefit proceeds after that person has died.

When you buy a Pacific Select Exec II – NY life insurance policy, you're entering into a contract with Pacific Life & Annuity Company. Your contract with us is made up of your application, your policy, applications to change or reinstate the policy, any amendments, riders or endorsements to your policy, and specification pages.

Policy amendments and *endorsements* are a part of your policy and confirm changes you or we make to the policy.

Specification pages summarize information specific to your policy at the time the policy is issued. We'll send you updated specification pages if you change your policy's face amount or any of the policy's other benefits.

Riders provide extra benefits, some at additional cost. Not all riders are available in every state, and some riders may only be added when you apply for your policy.

When we approve your signed application, we'll issue your policy. If your application does not meet our underwriting and administrative requirements, we can reject it or ask you for more information. Your policy will be sent to your registered representative for delivery to you. You will be asked to sign a policy delivery receipt. For policy delivery status, check with your registered representative.

Our obligations to you under the policy begin when it is *in force*. We consider your policy in force when the following requirements are met:

- all necessary contractual and administrative requirements are met, and
- we receive and apply the initial premium to the policy.

If there are any outstanding contractual or administrative requirements that prevent your policy from being placed in force, your registered representative will review them with you no later than when the policy is delivered. See *How premiums work: Your initial premium* for more information.

Your policy will be in force until one of the following happens:

- your policy matures
- the person insured by the policy dies
- the grace period expires and your policy lapses, or
- you surrender your policy.

If your policy is not in force when the person insured by the policy dies, we are not obligated to pay the death benefit proceeds to your beneficiary.

Owners, person insured by the policy, and beneficiaries

Please consult your financial advisor or a lawyer about designating ownership interests.

If you would like to change the owner of your policy, please contact us or your registered representative for a change of owner form. We can process the change only if we receive your instructions in writing.

Owners

The owner is the person named on the application who makes the decisions about the policy and its benefits while it's in force. You can own a policy by yourself or with someone else. Two or more owners are called *joint owners*. You need the signatures of all owners for all policy transactions.

If one of the joint owners dies, the surviving owners will hold all rights under the policy. If the last joint owner dies, his or her estate will own the policy unless you've given us other instructions.

You can change the owner of your policy by completing a change of owner form. Once we've received and recorded your request, the change will be effective as of the day you signed the change of owner form.

Person insured by the policy

This policy insures the life of one person who is age 85 or younger at the time you apply for your policy, and who has given us satisfactory evidence of insurability. We refer to this person as the *insured*. The policy pays death benefit proceeds after the insured has died.

Risk classes are usually based on gender, health and whether or not the insured smokes. Most insurance companies use similar risk classification criteria.

The insured is assigned an underwriting or insurance *risk class* which we use to calculate cost of insurance and other charges. We normally use the medical or paramedical underwriting method to assign underwriting or insurance risk classes, which may require a medical examination. We may, however, use other forms of underwriting if we think it's appropriate.

When we refer to *age* throughout this prospectus, we're using the word as we've defined it here, unless we tell you otherwise.

When we use a person's age in policy calculations, we generally use his or her age as of the nearest policy date, and we add one year to this age on each policy anniversary date. For example, when we talk about someone ''reaching age 100'', we're referring to the policy anniversary date closest to that person's 100th birthday, not to the day when he or she actually turns 100.

The *maturity date* of the policy is the policy anniversary on which the insured is age 100.

Beneficiaries

The beneficiary is the person, people, entity or entities you name to receive the death benefit proceeds. Here are some things you need to know about naming beneficiaries:

- You can name one or more *primary* beneficiaries who each receive an equal share of the death benefit proceeds unless you tell us otherwise. If one beneficiary dies, his or her share will pass to the surviving primary beneficiaries in proportion to the share of the proceeds they're entitled to receive, unless you tell us otherwise.

- You can also name a *contingent* beneficiary for each primary beneficiary you name. The contingent beneficiary will receive the death benefit proceeds if the primary beneficiary dies.

If you would like to change the beneficiary of your policy, please contact us or your registered representative for a change of beneficiary form. We can process the change only if we receive your instructions in writing.

- You can choose to make your beneficiary *permanent* (sometimes called *irrevocable*). You cannot change a permanent beneficiary's rights under the policy without his or her permission.

If none of your beneficiaries is still living when the death benefit proceeds are payable, you as the policy owner will receive the proceeds. If you're no longer living, the proceeds will go to your estate.

You can change your beneficiary at any time while the insured is still living, and while the policy is in force. The change will be effective as of the day you signed the change of beneficiary form.

Policy date, monthly payment date, policy anniversary date

Your policy date

This is usually the later of the day we approve your policy application or when we receive all administrative requirements needed to issue the policy. It's also the beginning of your first policy year. Your policy's monthly, quarterly, semi-annual and annual anniversary dates are based on your policy date.

The policy date is set so that it never falls on the 29th, 30th or 31st of any month. We'll apply your first premium payment as of your policy date or as of the day we receive your premium, whichever is later.

You or your registered representative may request that multiple applications have the same policy date and be placed in force on a common date. For multilife or employer sponsored cases, please contact your registered representative for additional details.

Backdating your policy

You can have your policy backdated up to six months, as long as we approve it. Backdating in some cases may lower your cost of insurance rates since these rates are based on the age of the insured. Your first premium payment must cover the premium load and monthly charges for the period between the backdated policy date and the day your policy is issued.

Re-dating your policy

Once your policy is issued, you may request us to re-date your policy. Re-dating will only be allowed back to the date money is received on your policy, and can be the earlier of:

• the date your policy is delivered to you and you paid initial premium, or

• the date we received the initial premium, if earlier than the delivery date.

If your delivery date is the 29th, 30th or 31st of any month, the policy will be dated the 28th of that month.

If the policy is redated, no policy charges will be deducted for any period during which coverage was not provided under the terms of the policy and all policy charges will be calculated from the new policy date. There will be no coverage before the new policy date.

It may be disadvantageous to request that the policy be re-dated. A new policy date may cause the insured's age for insurance purposes to change and the cost of insurance rates to increase. It will also affect events based on time elapsed since policy date, such as suicide and contestable clauses and surrender charge periods.

We will not re-date policies that are issued with a temporary insurance premium. Policies with the policy date pre-determined under an employer or corporate sponsored plan may not be eligible to redate.

Your monthly payment date

This is the day we deduct the monthly charges from your policy's accumulated value. The first monthly payment date is your policy date, and it's the same day each month thereafter. Monthly charges are explained in the section called *Your policy's accumulated value.*

Your policy anniversary date

This is the same day as your policy date every year after we issue your policy. A policy year starts on your policy date and each anniversary date, and ends on the day before the next anniversary date.

Understanding policy expenses and cash flow (including fees and charges of fund portfolios)

The chart to the right illustrates how cash normally flows through a Pacific Select Exec II – NY policy.

Under a flexible premium life insurance policy, you have the flexibility to choose the amount and frequency of your premium payments. You must, however, pay enough premiums to cover the ongoing cost of policy benefits.

Investment earnings will increase your policy's accumulated value, while investment losses will decrease it. The premium payments you'll be required to make to keep your policy in force will be influenced by the investment results of the investment options you choose.

The dark shaded boxes show the fees and expenses you pay directly or indirectly under your policy.

In some states we'll hold your net premium payments in the Money Market investment option until the free look transfer date. Please turn to *Your right to cancel* for details.



Statements and reports we'll send you

We send the following statements and reports to policy owners:

- a confirmation for many financial transactions, usually including premium payments and transfers, loans, loan repayments, withdrawals and surrenders. Monthly deductions and scheduled transactions made under the dollar cost averaging, portfolio rebalancing and first year transfer services are reported on your quarterly policy statement.

- a quarterly policy statement. The statement will tell you the accumulated value of your policy by investment options, cash surrender value, the amount of the death benefit, the policy's face amount, and any outstanding loan amount. It will also include a summary of all transactions that have taken place since the last quarterly statement, as well as any other information required by law.

- supplemental schedules of benefits and planned periodic premiums. We'll send these to you if you change your policy's face amount or change any of the policy's other benefits.

- financial statements, at least annually or as required by law, of the separate account and Pacific Select Fund, that include a listing of securities for each portfolio of the Pacific Select Fund. We'll also send you financial statements that we receive from the other funds.

If you suspect an error on a confirmation, quarterly or annual statement, you must notify us in writing as soon as possible to ensure proper accounting to your policy. We assume transactions are accurate unless you notify us otherwise within 90 days after the transaction confirmation date or, if the transaction is first confirmed on the quarterly statement, within 90 days after the quarterly statement date. All transactions are deemed final and may not be changed after the applicable 90 day period. When you write us, include your name, policy number and a description of the suspected error.

Prospectus and Fund Report Format Authorization

Subject to availability, you may authorize us to provide prospectus and fund reports electronically via CD-ROM by so indicating on the application, via telephone, or by sending us instructions in writing in a form acceptable to us. We will provide you with paper copies at any time upon request. Such a request will not constitute revocation of your consent to receive the documents electronically. You may revoke your consent for electronic delivery at any time, via telephone, or by sending us instructions in writing in a form acceptable to us, and we will then start providing you with a paper copy.

Your right to cancel

Please call us or your registered representative if you have questions about your right to cancel your policy.

Your policy provides a *free look period* once the policy is delivered to you and you sign the policy delivery receipt. During the free look period, you have the right to cancel (or refuse) your policy and return it to us or your registered representative for a refund.

You'll find a complete description of the free look period that applies to your policy on the policy's cover sheet, or on a notice that accompanied your policy. The free look period ends 10 days after you receive your policy. If you are replacing another life insurance policy, your free-look period ends 60 days after you receive your policy.

The amount of your refund will be the amount of the premium payments you've made. We'll always deduct any outstanding loan amount from the amount we refund to you.

If you cancel your policy during the free-look period, we're required to refund the premium payments you've made. We'll hold the net premiums in the Money Market investment option until the *free look transfer date*. On that day, we'll transfer the

accumulated value in the Money Market investment option to the investment options you've chosen.

The free look transfer date is the latest of the following:
• 10 days after we issue your policy
• when we consider your policy to be in force.

Timing of payments, forms and requests

A business day, called a *valuation date* in your policy, is any day that the New York Stock Exchange and our life insurance operations center are open. It usually ends at 4:00 p.m. Eastern time.

The New York Stock Exchange and our life insurance operations center are usually closed on weekends and on the following days:

• New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day and Christmas Day, and

• the Friday before July Fourth or Christmas Day if that holiday falls on a Saturday

• the Monday following New Year's Day, July Fourth or Christmas Day if that holiday falls on a Sunday

unless unusual business conditions exist, such as the ending of a monthly or yearly accounting period.

Call us or contact your registered representative if you have any questions about the proper form required for a request.

To request payment of death benefit proceeds, send us proof of death and payment instructions.

Effective date

Once your policy is in force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the appropriate mailing address that appears in *Where to go for more information: How to contact us* on the back cover of this prospectus. Any application, premium payment, form, request or any other correspondence sent to any PL&A address other than to the mailing address appearing in *Where to go for more information: How to contact us* will not be deemed received in proper order and may result in a processing delay.

Planned periodic premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive in proper form on a business day before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, will normally be effective as of the end of that day, unless the transaction is scheduled to occur on another business day. If we receive your payment or request at or after the time of the close of the New York Stock Exchange on a business day, your payment or request will be effective as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.

Other forms, notices and requests are normally effective as of the next business day after we receive them in proper form, unless the transaction is scheduled to occur on another business day. Change of owner and beneficiary forms are effective as of the day you sign the change form, once we receive them in proper form.

Proper form

We'll process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. Proper form may require, among other things, a signature guarantee or some other proof of authenticity. We do not generally require a signature guarantee, but we may ask for one if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and us.

When we make payments and transfers

We'll normally send the proceeds of transfers, withdrawals, loans, maturity benefits surrenders, exchanges and death benefit payments within seven days after the effective date of the request in proper form. We may delay payments and transfers, or the calculation of payments and transfers based on the value in the variable investment options under unusual circumstances, for example, if:

• the New York Stock Exchange closes on a day other than a regular holiday or weekend

• an emergency exists as determined by the SEC, as a result of which the sale of securities is not practicable, or it is not practicable to determine the value of a variable account's assets.

We may delay transfers and payments from the fixed options, including the proceeds from withdrawals, surrenders and loans, for up to six months. We'll pay interest at an annual rate of at least 3% on any withdrawals or surrender proceeds from the fixed options that we delay for 30 days or more.

Telephone and electronic transactions

Please ask your registered representative for more information regarding electronic transactions.

You may authorize us to accept telephone or electronic instructions by completing the appropriate section on your application, or later by a telephone and electronic authorization form. As long as we have your signed authorization on file, you may give us instructions regarding the following policy transactions by telephone or electronically through our website:

- change your premium allocations
- make transfers between investment options
- give us instructions regarding the dollar cost averaging or portfolio rebalancing services
- request a policy loan (by telephone only).

Certain registered representatives are able to give us instructions electronically if authorized by you. You may appoint your registered representative to give us instructions on your behalf by completing and filing a telephone and electronic authorization form with us.

Here are some things you need to know about telephone and electronic transactions:

- If your policy is jointly owned, all joint owners must sign the telephone and electronic authorization. We'll take instructions from any owner or anyone you appoint.

- We may use any reasonable method to confirm that your telephone or electronic instructions are genuine. For example, we may ask you to provide personal identification or we may record all or part of the telephone conversation. We may refuse any transaction request made by telephone or electronically.

We'll send you a written confirmation of each telephone and electronic transaction.

Sometimes, you may not be able to make loans or transfers by telephone or electronically, for example, if our telephone lines or our website are busy because of unusual market activity or a significant economic or market change, or our telephone lines or the Internet are out of service during severe storms or other emergencies. In these cases, you can send your request to us in writing, or call us the next business day or when service has resumed.

When you authorize us to accept your telephone and electronic instructions, you agree that:

- we can accept and act upon instructions you or anyone you appoint give us over the telephone or electronically
- neither we, the administrator, any of our affiliates, the Pacific Select Fund, or any director, trustee, officer, employee or agent of ours or theirs will be liable for any loss, damages, cost or expenses that result from transactions processed because of a request by telephone or submitted electronically that we believe to be genuine, as long as we have followed our own procedures
- you bear the risk of any loss that arises from your right to make loans or transfers over the telephone or electronically.

We'll pay death benefit proceeds to your beneficiary after the insured dies while the policy is still in force. Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

Your policy's initial amount of insurance coverage is its initial face amount. We determine the face amount based on instructions provided in your application.

The minimum face amount when a policy is issued is usually $50,000, but we may reduce this in some circumstances.

You'll find your policy's face amount, which includes any increases or decreases, in the specification pages in your policy.

This policy offers three death benefit options, Options A, B and C. The option you choose will generally depend on which is more important to you: a larger death benefit or building the accumulated value of your policy.

This policy offers two ways to calculate the guideline minimum death benefit: the cash value accumulation test and the guideline premium test. These are called *death benefit qualification tests.* The test you choose will generally depend on the amount of premiums you want to pay.

Here are some things you need to know about the death benefit:

- You choose your death benefit option and death benefit qualification test on your policy application.
- If you do not choose a death benefit option, we'll assume you've chosen Option A.
- If you do not choose a death benefit qualification test, we'll assume you've chosen the guideline premium test.
- The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit, calculated using the death benefit qualification test you've chosen.
- The death benefit will never be lower than the face amount of your policy if you've chosen Option A or B. The death benefit proceeds will always be reduced by any outstanding loan amount.
- We'll pay the death benefit proceeds to your beneficiary when we receive proof of the insured's death.

Choosing your death benefit option

The examples are intended to show how the death benefit options work and are not predictive of investment performance in your policy.

You can choose one of the following three options for the death benefit on your application.

Option A – the face amount of your policy.



Option B – the face amount of your policy plus its accumulated value.



The death benefit changes as your policy's accumulated value changes. The better your investment options perform, the larger the death benefit will be.

Option C – the face amount of your policy plus the total premiums you've paid minus any withdrawals or distributions made.



The more premiums you pay and the less you withdraw, the larger the death benefit will be.

17

Choosing a death benefit qualification test

The *guideline minimum death benefit* is the minimum death benefit needed for your policy to qualify as life insurance under Section 7702 of the tax code.

There are other limits on premiums you can pay into your policy, which are listed in *How premiums work*, and described in more detail in the SAI.

The cash value accumulation test is defined in Section 7702(b) of the tax code.

An example
For a policy that insures a male, age 45 when the policy was issued, with a standard nonsmoking risk class, in policy year 6 the guideline minimum death benefit under the cash value accumulation test is calculated by multiplying each $1,000 of accumulated value by a "net single premium factor" of 2.4728.

The guideline premium test is defined in Section 7702(a)(2) of the tax code.

Death benefit percentages are defined in Section 7702(d) of the tax code.

Before you buy a policy, you can ask us or your registered representative for a personalized illustration that shows you the guideline single premium and guideline level annual premiums.

This policy offers two death benefit qualification tests, which we use to calculate the guideline minimum death benefit. You choose one of these tests on your application. Once you choose a test, you cannot change it.

Your death benefit qualification test affects the following:
- premium limitations
- amount of guideline minimum death benefit
- monthly cost of insurance charges
- flexibility to reduce face amount.

Each test determines what the guideline minimum death benefit should be in relation to your policy's accumulated value. The death benefit determined under either test will be at least equal to the amount required for the policy to qualify as life insurance under the tax code.

Cash value accumulation test
If you choose the cash value accumulation test, your policy's guideline minimum death benefit will be the greater of:
- the minimum death benefit amount that's needed for the policy to qualify as life insurance under the cash value accumulation test in the tax code, or
- 101% of the policy's accumulated value.

Under this test, a policy's death benefit must be large enough to ensure that its cash surrender value, as defined in Section 7702 of the tax code (and which is based on accumulated value, among other things), is never larger than the *net single premium* that's needed to fund future benefits under the policy. The net single premium under your policy varies according to the insured's age, sex, and risk class. It's calculated using an interest rate of at least 4% and the guaranteed mortality charges at the time the policy is issued. We'll use a higher interest rate if we've guaranteed it under your policy.

Guideline premium test
Under this test, the guideline minimum death benefit is calculated by multiplying your policy's accumulated value by a guideline premium death benefit percentage. The death benefit percentage is based on the age of the insured, so it varies over time. It is 250% when the insured is age 40 or younger, and reduces as the person gets older. You'll find a table of death benefit percentages in Appendix D and in your policy.

If you choose the guideline premium test, the total premiums you pay cannot exceed your policy's *guideline premium limit*. Your policy's guideline premium limit is the greater of:
- the guideline single premium or
- the sum of the guideline level annual premiums to date.

If you increase or decrease your coverage, the guideline single or level premiums may be increased or decreased. These changes may be more than proportionate.

Comparing the death benefit qualification tests

The table below shows a general comparison of how features of your policy may be affected by your choice of death benefit qualification test. When choosing between the tests, you should consider:

Net amount at risk is the difference between the death benefit that would be payable if the insured died and the accumulated value of your policy.

Cost of insurance charges are based, among other things, upon your policy's net amount at risk. See *Your accumulated value* for more information on how cost of insurance charges are calculated.

	Cash value accumulation test	Guideline premium test
Premium payments	Allows flexibility to pay more premium[1]	Premium payments are limited under the tax code
Death benefit	Generally higher as policy duration increases	May be higher in early years of policy
Monthly cost of insurance charges	May be higher, if the death benefit is higher	May be lower, except perhaps in early years of policy
Face amount decreases	Will not require return of premium or distribution of accumulated value	May require return of premium or distribution of accumulated value to continue policy as life insurance

[1] Under the cash value accumulation test, if you want to pay a premium that increases the net amount at risk, you will need to provide us with satisfactory evidence of insurability before we can increase the death benefit. In this event, your cost of insurance charges will also increase.

Comparing the death benefit options

The tables below compare the death benefits provided by the policy's three death benefit options. The examples are intended only to show differences in death benefits and net amounts at risk. Accumulated value assumptions may not be realistic.

The example below is based on the following:

• the insured is age 45 at the time the policy was issued and dies at the beginning of the sixth policy year

• face amount is $100,000

• accumulated value at the date of death is $25,000

• total premium paid into the policy is $30,000

• the guideline minimum death benefit under the guideline premium test is $46,250 (assuming a guideline premium test factor of 185% x accumulated value)

• the guideline minimum death benefit under the cash value accumulation test is $61,820 (assuming a net single premium factor of $2.4728 for each $1,000 of accumulated value).

Death benefit option	How it's calculated	**If you select the guideline premium test, the death benefit is the larger of these two amounts**		Net amount at risk used for cost of insurance charge
		Death benefit under the option	Guideline minimum death benefit	
Option A	Face amount	$100,000	$46,250	$74,754.01
Option B	Face amount plus accumulated value	$125,000	$46,250	$99,692.51
Option C	Face amount plus premiums less distributions	$130,000	$46,250	$104,680.21

Death benefit option	How it's calculated	**If you select the cash value accumulation test, the death benefit is the larger of these two amounts**		Net amount at risk used for cost of insurance charge
		Death benefit under the option	Guideline minimum death benefit	
Option A	Face amount	$100,000	$61,820	$74,754.01
Option B	Face amount plus accumulated value	$125,000	$61,820	$99,692.51
Option C	Face amount plus premiums less distributions	$130,000	$61,820	$104,680.21

If the death benefit equals the guideline minimum death benefit, any increase in accumulated value will cause an automatic increase in the death benefit.

Here's the same example, but with an accumulated value of $75,000. Because accumulated value has increased, the guideline minimum death benefit is now:

- $138,750 for the guideline premium test
- $185,460 for the cash value accumulation test.

Death benefit option	How it's calculated	**If you select the guideline premium test, the death benefit is the larger of these two amounts**		Net amount at risk used for cost of insurance charge
		Death benefit under the option	Guideline minimum death benefit	
Option A	Face amount	$100,000	$138,750	$63,408.68
Option B	Face amount plus accumulated value	$175,000	$138,750	$99,569.51
Option C	Face amount plus premiums less distributions	$130,000	$138,750	$63,408.68

Death benefit option	How it's calculated	**If you select the cash value accumulation test, the death benefit is the larger of these two amounts**		Net amount at risk used for cost of insurance charge
		Death benefit under the option	Guideline minimum death benefit	
Option A	Face amount	$100,000	$185,460	$110,003.78
Option B	Face amount plus accumulated value	$175,000	$185,460	$110,003.78
Option C	Face amount plus premiums less distributions	$130,000	$185,460	$110,003.78

These examples show that each death benefit option provides a different level of protection. Keep in mind that cost of insurance charges, which affect your policy's accumulated value, increase with the amount of the death benefit, as well as over time. The cost of insurance is charged at a rate per $1,000 of the discounted net amount at risk. As the net amount at risk increases, your cost of insurance increases. Accumulated value also varies depending on the performance of the investment options in your policy.

When we pay the death benefit

Your beneficiary can choose to receive the death benefit proceeds in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in *General information about your policy.*

It is important that we have a current address for your beneficiary so that we can pay death benefit proceeds promptly. If we cannot pay the proceeds to your beneficiary within five years of the death of the insured, we'll be required to pay them to the state.

We calculate the amount of the death benefit proceeds as of the end of the day the insured dies. If the insured dies on a day that is not a business day, we calculate the proceeds as of the next business day.

Your policy's beneficiary must send us proof that the insured died while the policy was in force, along with payment instructions.

Death benefit proceeds equal the total of the death benefits provided by your policy and any riders you've added, minus any outstanding loan amount, minus any overdue charges.

We'll pay interest at an annual rate of at least 3% on the death benefit proceeds, calculated from the day the insured dies to the day we pay the proceeds.

Changing your death benefit option

We will not change your death benefit option if it means your policy will be treated as a modified endowment contract, unless you've told us in writing that this would be acceptable to you. Modified endowment contracts are discussed in *Variable life insurance and your taxes.*

You can change your death benefit option while your policy is in force. Here's how it works:

- You can change the death benefit option once in any policy year.

- You must send us your request in writing.

- You can change to Option A or Option B.

- You cannot change from any death benefit option to Option C.

- The change will become effective on the first monthly payment date after we receive your request. If we receive your request on a monthly payment date, we'll process it that day.

- We may charge you a fee of up to $100 each time you request to change your death benefit option.

- The face amount of your policy will change by the amount needed to make the death benefit under the new option equal the death benefit under the old option just before the change. We will not let you change the death benefit option if doing so means the face amount of your policy will become less than $50,000. We may waive this minimum amount under certain circumstances.

- Changing the death benefit option can also affect the monthly cost of insurance charge since this charge varies with the net amount at risk.

- The new death benefit option will be used in all future calculations.

Changing the face amount

If you change the face amount, we'll send you a supplemental schedule of benefits and premiums.

If your policy's death benefit is equal to the guideline minimum death benefit, and the net amount at risk is more than three times the death benefit on the policy date, we may reduce the death benefit by requiring you to make a withdrawal from your policy.

You can increase or decrease your policy's face amount as long as we approve it. Here's how it works:

- You can change the face amount as long as the insured is still living.

- You can only change the face amount once in any policy year.

- You must send us your request in writing while your policy is in force.

- Unless you request otherwise, the change will become effective on the first monthly payment date on or after we receive and approve your request.

- The insured will also need to agree to the change in face amount, if you are not the insured.

If we require you to make a withdrawal, we will not charge you our usual $25 withdrawal fee, but the withdrawal may be taxable. Please turn to *Withdrawals, surrenders and loans* for information about making withdrawals.

• Increasing the face amount may increase the death benefit, and decreasing the face amount may decrease the death benefit. The amount the death benefit changes will depend, among other things, on the death benefit option you've chosen and whether, and by how much, the death benefit is greater than the face amount before you make the change.

• Changing the face amount can affect the net amount at risk, which affects the cost of insurance charge. An increase in the face amount may increase the cost of insurance charge, while a decrease may decrease the charge.

• We can refuse your request to make the face amount less than $50,000. We can waive this minimum amount in certain situations, such as group or sponsored arrangements.

Increasing the face amount

Here are some additional things you should know about increasing the face amount:

• You may request an increase in your policy's face amount starting on the first policy anniversary.

• You must give us satisfactory evidence of insurability.

• Each increase you make to the face amount must be $25,000 or more.

• We may charge you a fee of up to $100 for each increase. We deduct the fee on the day of the increase.

• Each increase in face amount will have an associated cost of insurance rate, mortality and expense risk face amount charge, surrender charge and maximum surrender charge.

• For any increase in face amount which arises from conversion of a term rider, we will waive the surrender charge and the mortality and expense risk charge that would otherwise apply for the increase.

• We will allow an increase in face amount only if the resulting death benefit increase at least equals our minimum limit on the request date.

• We will not allow an increase if there has been a prior decrease in face amount, including any decrease caused by a withdrawal.

Decreasing the face amount may affect your policy's tax status. To ensure your policy continues to qualify as life insurance, we might be required to return part of your premium payments to you if you've chosen the guideline premium test, or make distributions from the accumulated value, which may be taxable.

For more information, please see *Variable life insurance and your taxes*.

Decreasing the face amount

Here are some additional things you should know about decreasing the face amount:

• You may not decrease your policy's face amount prior to the fifth anniversary of:
  • your policy date
  • the effective date of any increase.

• We'll apply any decrease in the face amount in the following order:
  • to the most recent increases you made to the face amount in the order you made them
  • to the initial face amount.

• We do not charge you for a decrease in face amount.

• We can refuse your request to decrease the face amount if making the change means:
  • your policy will end because it no longer qualifies as life insurance

• the distributions we'll be required to make from your policy's accumulated value will be greater than your policy's net cash surrender value
  • your policy will become a modified endowment contract and you have not told us in writing that this is acceptable to you.

Optional riders

Ask your registered representative for more information about the riders available with the policy, or about other kinds of life insurance policies offered by PL&A.

There may be tax consequences if you exercise your rights under the *Accelerated living benefits* rider. Please see *Variable life insurance and your taxes* for more information.

Samples of the provisions for the extra optional benefits are available from us upon written request.

There are seven optional riders that provide extra benefits, some at additional cost. Not all riders are available in every state, and some riders may only be added when you apply for your policy.

- **Accidental death rider**
  Provides additional insurance coverage in the event of the accidental death of the insured.
- **Annual renewable term rider**
  Provides annual renewal term insurance on the insured until age 80.
- **Annual renewable and convertible term rider**
  Provides annual renewal term insurance on members of the insured's immediate family.
- **Children's term rider**
  Provides term insurance for the children of the insured.
- **Disability benefit rider**
  Provides a monthly addition to the policy's accumulated value when the insured has a qualifying disability, until he or she reaches age 65.
- **Guaranteed insurability rider**
  Gives the right to buy additional insurance on the life of the insured on certain specified dates without proof of insurability.
- **Waiver of charges rider**
  Waives certain charges if the insured becomes totally disabled before age 60.

We'll add any rider charges to the monthly charge we deduct from your policy's accumulated value.

More detailed information appears in the SAI. To obtain a copy of the SAI, visit our website at www.Pacificlifeandannuity.com.

Things to keep in mind
Many life insurance policies have some flexibility in structuring the face amount, the death benefit, and premium payments in targeting the cash values based on your particular needs.

Under certain circumstances, combining a policy with an *Annual renewable term rider* may result in a face amount equal to the face amount of a single policy.

In general, your policy coverage offers the advantage of lower guaranteed cost of insurance rates than the added riders. If you add a rider or riders to your policy, and if we apply maximum guaranteed charges, you may increase your risk of lapse even if all premiums are paid. Adding a rider or riders may also affect the amount of premium you can pay on your policy and still have it qualify as life insurance.

Combining a policy with an *Annual renewable term rider* may lower costs and may improve accumulated value accrual for the same amount of death benefit. However, your policy has guaranteed maximum charges. Adding an *Annual renewable term rider* will result in guaranteed maximum charges that are higher than for a single policy with the same face amount.

Ultimately, individual needs and objectives vary, and they may change through time. It is important that you consider your goals and options carefully. You choose the proportion of your policy's face amount that is made up of policy and *Annual renewable term rider*. You should discuss your insurance needs and financial objectives with your registered representative before purchasing any life insurance product. Your registered representative can provide you with additional illustrations showing the effects of different proportions of policy and rider coverage to help you make your decision. You should also consider a periodic review of your coverage with your registered representative.

Your policy gives you the flexibility to choose the amount and frequency of your premium payments within certain limits. Each premium payment must be at least $50.

The amount, frequency, and period of time over which you make premium payments may affect whether your policy will be classified as a modified endowment contract, or no longer qualifies as life insurance for tax purposes. See *Variable life insurance and your taxes* for more information.

We deduct a premium load from each premium payment, and then allocate your *net premium* to the investment options you've chosen. Depending on the performance of your investment options, and on how many withdrawals, loans or other policy features you've taken advantage of, you may need to make additional premium payments to keep your policy in force.

Your initial premium

We apply your first premium payment to the policy on the later of the day we receive it or the day we receive all contractual and administrative requirements necessary for your policy to be in force. See *How Premiums Work: Allocating your premiums* for more information on when your first net premium is allocated to the investment options.

If you have outstanding contractual and administrative requirements, your registered representative will notify you of a *delivery date* when any outstanding requirements are due to us, not to exceed 45 days from the date we issue your policy. If we do not receive your first premium payment and all contractual and administrative requirements on or before the delivery date, we can cancel the policy and refund any premium payment you've made. We may extend the delivery date in some cases.

Planned periodic premium payments

Even if you pay all your premiums when they're scheduled, your policy could lapse if the accumulated value, less any outstanding loan amount, is not enough to pay your monthly charges. Turn to *Your policy's accumulated value* for more information.

You can schedule the amount and frequency of your premium payments. We refer to scheduled premium payments as your *planned periodic premium.* Here's how it works:

- On your application, you choose a fixed amount of at least $50 for each premium payment.

- You indicate whether you want to make premium payments annually, semi-annually, or quarterly. You can also choose monthly payments using our monthly electronic funds transfer plan, which is described below.

- We send you a notice to remind you of your scheduled premium payment (except for monthly electronic funds transfer plan payments, which are paid automatically). If you own more than one policy, you can request us to send one notice — called a *listbill* — that reminds you of your payments for all of your policies. You can choose to receive the listbill every month.

- You do not have to make the premium payments you've scheduled. However, not making a premium payment may have an impact on any financial objectives you may have set for your policy's accumulated value and death benefit, and could cause your policy to lapse.

- We'll treat any payment you make during the life of your policy as a loan repayment, not as a premium payment, unless you tell us otherwise in writing. When a payment, or any portion of it, exceeds your outstanding loan amount, we'll treat it as a premium payment.

Paying your premium

Premium payments must be made in a form acceptable to us before we can process it. You may pay your premium:

- by personal check, drawn on a U.S. bank
- by cashier's check, if it originates in a U.S. bank
- by third party check, when there is a clear relationship between the payor (individual, corporation, trust, etc.) and the insured and/or owner
- wire transfers that originate in U.S. banks.

We will not accept premium payments in the following forms:

- cash
- credit card or check drawn against a credit card account
- money order or traveler's checks
- cashier's check drawn on a non-U.S. bank, even if the payment may be effected through a U.S. bank
- third party check, if there is not a clear relationship between the payor (individual, corporation, trust, etc.) and the insured and/or owner
- wires that originate from foreign bank accounts.

All unacceptable forms of premium payments will be returned to the payor along with a letter of explanation. We reserve the right to reject or accept any form of payment. If you make premium payments or loan repayments by electronic funds transfer or by check other than a cashier's check, your payment of any withdrawal proceeds and any refund during the free look period may be delayed until we receive confirmation in our administrative office that your payment has cleared.

Monthly electronic funds transfer plan

Once you've made your first premium payment, you can make monthly premium payments using our *electronic funds transfer plan*. Here's how it works:

- you authorize us to withdraw a specified amount from your checking account each month
- you can choose any day between the 4th and 28th of the month
- if you do not specify a day for us to make the withdrawal, we'll withdraw the premium payment on your policy's monthly anniversary. If your policy's monthly anniversary falls on the 1st, 2nd or 3rd of the month, we'll withdraw the payment on the 4th of each month.
- If you make monthly payments by the electronic funds transfer plan, we will apply the payments as premium payments unless we receive a new form requesting that payments be applied as a loan repayment.

Deductions from your premiums

Your *net premium* is your premium payment less the premium load.

We deduct a *premium load* from each premium payment you make. The load is made up of three charges:

Sales load

We deduct a 2.5% sales load from each premium payment you make. This charge helps pay for the cost of distributing our policies.

Premium based charges

State and local charge

We deduct 2.35% from each premium payment to pay state and local premium and other taxes. The actual taxes we pay vary from state to state, and in some instances, among municipalities. We do not expect to change the rate unless the rate we pay changes.

Federal charge

We deduct 1.50% from each premium payment to compensate us for certain costs or lost investment opportunities we incur associated with certain policy acquisition expenses that we are generally required to capitalize and amortize over a 10-year period, rather than deduct them currently for federal income tax purposes, which may result in a higher corporate federal income tax liability for us in the year the expenses were incurred. These consequences are often referred to as the deferred acquisition cost ("DAC tax").

We reserve the right to increase or decrease these loads and charges. Like other policy charges, we may profit from the premium load and may use these profits for any lawful purpose, such as the payment of distribution and administrative expenses. We will notify you in advance if we change our current load rate.

Limits on the premium payments you can make

You may direct us to accept premium payments or other instructions that will cause your policy to be treated as a modified endowment contract by signing a modified endowment contract election form.

You'll find a detailed discussion of modified endowment contracts in *Variable life insurance and your taxes*. You should speak to a qualified tax adviser for complete information regarding modified endowment contracts.

Federal tax law puts limits on the amount of premium payments you can make in relation to your policy's death benefit. These limits apply in the following situations:

- **If you've chosen the guideline premium test as your death benefit qualification test and accepting the premium means your policy will no longer qualify as life insurance for federal income tax purposes.**

- **If applying the premium in that policy year means your policy will become a modified endowment contract.**

- **If applying the premium payment to your policy will increase the net amount at risk. This will happen if your policy's death benefit is equal to the guideline minimum death benefit or would be equal to it once we applied your premium payment.**

You'll find more detailed information regarding these situations in the SAI.

Allocating your premiums

There are special restrictions when allocating premiums to the Fixed LT account.

Please turn to *Your investment options* for more information about the investment options.

We generally allocate your net premiums to the investment options you've chosen on your application on the day we receive them. We currently limit your allocations to 27 investment options at one time.

We allocate your first premium on the free look transfer date. We hold your net premiums in the Money Market investment option until the free look transfer date, and then transfer them to the investment options you've chosen.

Portfolio optimization

The service. As part of Pacific Life's portfolio optimization service, Pacific Life has developed several asset allocation models (*portfolio optimization models* or *models*), each based on different profiles of an investor's willingness to accept investment risk. If you decide to subscribe to the portfolio optimization service and select one of the portfolio optimization models, your initial net premium payment (in the case of a new application) or accumulated value, as applicable, will be allocated to the investment options according to the model you select. Subsequent net premium payments will also be allocated accordingly,

Portfolio optimization is an asset allocation service that Pacific Life offers at no additional charge for use within your policy. Asset allocation refers to the manner that investments are distributed among asset classes to help attain an investment goal. For your policy, portfolio optimization can help with decisions about how you should allocate your accumulated value among available investment options. The theory behind portfolio optimization is that diversification among asset classes can help reduce volatility over the long term.

For more information on Pacific Life's role as investment adviser for the portfolio optimization service, please see the brochure from Pacific Life's Form ADV, the SEC investment adviser registration form, which will be delivered to you at the time you subscribe to the portfolio optimization service. Please contact us if you would like to receive a copy of this brochure.

Pacific Life offers five asset allocation models, each comprised of a carefully selected combination of investment options (reflecting the underlying portfolios of Pacific Select Fund).

unless you instruct us otherwise in writing. If you choose, you can rebalance your accumulated value quarterly, semi-annually, or annually, to maintain the current allocations of your portfolio optimization model, since changes in the net asset values of the underlying portfolios in each model will alter your asset allocation over time. If you also allocate part of your net premium payment or accumulated value that is not currently included in your model and you elect periodic rebalancing, such amounts will not be considered when rebalancing. If you subscribe to portfolio optimization and elect periodic rebalancing, only the investment options within your model will be rebalanced.

If you subscribe to portfolio optimization, Pacific Life will serve as your investment adviser for the service solely for purposes of development of the portfolio optimization models and periodic updates of the models.

On a periodic basis (typically annually) or when Pacific Life believes appropriate, the portfolio optimization models are evaluated and the models are updated, as discussed below. If you subscribe to portfolio optimization, Pacific Life instructs us to automatically reallocate your accumulated value or net premium payments, as applicable, in accordance with the model you select as it is updated from time to time based on discretionary authority that you grant to Pacific Life, unless you instruct it otherwise. In developing and periodically updating the portfolio optimization models, Pacific Life currently relies on the recommendations of an independent third-party analytical firm. Pacific Life may change the firm that it uses from time to time, or, to the extent permissible under applicable law, use no independent firm at all.

The portfolio optimization models. Development of the portfolio optimization models is a two-step process. First, an optimization analysis is performed to determine the breakdown of asset classes. Optimization analysis requires forecasting returns, standard deviations and correlation coefficients of asset classes over the desired investing horizon and an analysis using a state-of-the art program and a statistical analytical technique known as "mean-variance optimization." Next, after the asset class exposures are known, a determination is made of how available investment options (underlying portfolios) can be used to implement the asset class level allocations. The investment options are selected by evaluating the asset classes represented by the underlying portfolios and combining investment options to arrive at the desired asset class exposures. The portfolio-specific analysis uses historical returns-based style analysis and asset performance and regression and attribution analyses. It may also include portfolio manager interviews. Based on this analysis, investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance. This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Periodic updates of the portfolio optimization model and notices of updates. Each of the portfolio optimization models are evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model. As a result of the periodic analysis, each model may change and investment options may be added to a model (including investment options not currently available), or investment options may be deleted from a model.

When your portfolio optimization model is updated, Pacific Life instructs us to automatically reallocate your accumulated value and any subsequent net premium payments in accordance with any changes to the model you have selected. This means the allocation of your accumulated value, and potentially the investment options in which you are

invested, will automatically change and your accumulated value and any subsequent net premium payments will be automatically reallocated among the investment options in your updated model (independently of any automatic rebalancing you may have selected). Pacific Life requires that you grant Pacific Life discretionary investment authority to periodically instruct us to reallocate your accumulated value and any subsequent net premium payments in accordance with the updated version of the portfolio optimization model you have selected, if you wish to participate in portfolio optimization.

When Pacific Life updates the portfolio optimization models, we will send you written notice of the updated models at least 30 days in advance of the date Pacific Life intends the updated version of the model to be effective. You should carefully review these notices. If you wish to accept the changes in your selected model, you will not need to take any action, as your accumulated value and any subsequent net premium payments will be reallocated in accordance with the updated model automatically. If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the portfolio optimization service.

Your registered representative can help you determine which model is best suited to your financial needs, investment time horizon, and willingness to accept investment risk. You should periodically review these factors with your registered representative to determine if you should change models to keep up with changes in your personal circumstances.

Selecting a portfolio optimization model. If you choose to subscribe to the portfolio optimization service, you need to determine which portfolio optimization model is best for you. Neither PL&A nor Pacific Life will make this decision. You should consult with your registered representative on this decision. Your registered representative can assist you in completing the proper forms to subscribe to the portfolio optimization service or to change to a different model. You may, in consultation with your registered representative, utilize analytical tools made available by Pacific Life, including an investor profile questionnaire, which asks questions intended to help you or your registered representative assess your financial needs, investment time horizon, and willingness to accept investment risk. Your responses can be analyzed using the service available on the Pacific Life website. While the information from the Pacific Life website may assist you, it is your decision, in consultation with your registered representative, to select a model or to change to a different model, and PL&A and Pacific Life bear no responsibility for this decision.

You may change to a different model at any time by completing an investment policy statement. Please contact us or your registered representative for a copy of this form. You may discontinue the portfolio optimization service for your policy at any time with a proper written request or by telephone or electronic instructions provided we have your completed telephone and electronic authorization on file.

Risks. Although the models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility. Investment performance of your accumulated value could be better or worse by participating in a portfolio optimization model than if you had not participated. A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes. Model performance is dependent upon the performance of the component investment options (and their underlying portfolios). The timing of your investment and the frequency of automatic rebalancing may affect performance. Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

A portfolio optimization model may not perform as intended. Although the models are intended to optimize returns given various levels of risk tolerance, portfolio, market and asset class performance may differ in the future from the historical performance and assumptions upon which the models are based, which could cause the models to be ineffective or less effective in reducing volatility.

Periodic updating of the portfolio optimization models can cause the underlying portfolios to incur transactional expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios. These expenses can adversely affect performance of the pertinent portfolios and the models.

Pacific Life may be subject to competing interests that have the potential to influence its decision making with regard to portfolio optimization. For example, one portfolio may provide a higher advisory fee to Pacific Life than another portfolio, and provide Pacific Life with incentive to use the portfolio with the higher fee as part of a portfolio optimization model. In addition, Pacific Life may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions. As adviser to Pacific Select Fund, Pacific Life monitors performance of the portfolios, and may, from time to time, recommend to the Pacific Select Fund's Board of Trustees a change in portfolio management firm or strategy or the closure or merger of a portfolio, all of which could impact a model. All Pacific Select Fund portfolios are analyzed by the independent third party analytical firm. Pacific Life does not dictate to the third party analytical firm the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed). Pacific Life believes its reliance on recommendations of an independent third-party analytical firm to develop and update the models (as described above) reduces or eliminates the potential for Pacific Life to be influenced by these competing interests, but there can be no assurance of this.

Pacific Life is under no contractual obligation to continue this service and has the right to terminate or change the portfolio optimization service at any time.

The models. Information concerning the portfolio optimization models is described below. These models are available effective May 5, 2006. For more information regarding the portfolio optimization models currently available, see Appendix **C**. You should review this information carefully before selecting or changing a model.

The current asset class exposure and portfolio optimization model allocations shown in the chart below may change over time, based on the periodic review of the models and reallocations which reflect updated recommendations.

Model A Conservative	Model B Moderate-Conservative	Model C Moderate	Model D Moderate-Aggressive	Model E Aggressive
Investor Profile				
You are looking for a relatively stable investment and do not tolerate short-term market swings.	Your focus is on keeping pace with inflation and you can tolerate a moderate level of risk.	You want the opportunity for long-term moderate growth.	You want an investment that is geared for growth and are willing to accept above average risk.	You are an aggressive investor and can tolerate short-term market swings.
Shorter Investment Time Horizon ⟵⟶ *Longer Investment Time Horizon*				
Investor Objective				
Primarily preservation of capital	Moderate growth	Steady growth in asset values	Moderately high growth in asset values	High growth in asset values
Risk Characteristics				
There may be some losses in the values of the investment as asset values fluctuate.	There may be some losses in the values of the investment from year to year.	There will probably be some losses in the values of the underlying investments from year to year.		
		Fluctuations in value should be less than those of the overall stock markets.	Some of these might be large, but the overall fluctuations in asset values should be less than those of the U.S. stock market.	
Lower Risk ⟵⟶ *Higher Risk*				

Asset Class Target Exposure

	Model A	Model B	Model C	Model D	Model E
Cash	10%	6%	1%	2%	2%
Bonds	67	50	39	18	6
Domestic Stocks	17	32	42	56	61
International Stocks	6	12	18	24	31

Portfolio Optimization Model Target Allocations as of May 5, 2006

	Model A	Model B	Model C	Model D	Model E
International Value	3%	5%	5%	5%	12%
International Small-Cap	—	—	2	3	3
Diversified Research	2	4	4	4	4
American Funds® Growth-Income	—	—	3	5	8
American Funds® Growth	—	2	3	6	8
Short Duration Bond	23	12	8	2	—
Diversified Bond	6	5	3	2	—
Growth LT	—	—	3	3	3
Mid-Cap Value	4	6	8	12	10
Large-Cap Growth	—	5	5	4	4
International Large-Cap	2	6	8	13	13
Equity Index	—	—	2	4	4
Small-Cap Index	—	—	—	2	2
Fasciano Small Equity	—	—	—	2	3
Small-Cap Value	—	2	2	—	—
Main Street® Core	8	7	6	4	2
Emerging Markets	—	—	3	4	4
Managed Bond	17	14	11	3	—
Inflation Managed	16	13	11	6	—
Money Market	8	4	—	—	—
High Yield Bond	5	4	2	—	—
Large-Cap Value	4	5	5	6	6
Comstock	2	4	4	4	4
Mid-Cap Growth	—	2	2	3	3
Real Estate	—	—	—	3	5
VN Small-Cap Value	—	—	—	—	2
Less Volatile ⟵⟶ *More Volatile*				

Accumulated value is used as the basis for determining policy benefits and charges.

Accumulated value is the value of your policy on any business day.

We use it to calculate how much money is available to you for loans and withdrawals, and how much you'll receive if you surrender your policy. It also affects the amount of the death benefit if you choose a death benefit option that's calculated using accumulated value.

The accumulated value of your policy is not guaranteed – it depends on the performance of the investment options you've chosen, the premium payments you've made, policy charges and how much you've borrowed or withdrawn from the policy.

Calculating your policy's accumulated value

Please see *Taking out a loan* for information about loans and the loan account.

Your policy's accumulated value is the total amount allocated to the variable investment options and the fixed options, plus the amount in the loan account.

We determine the value allocated to the variable investment options on any business day by multiplying the number of accumulation units for each variable investment option credited to your policy on that day, by the variable investment option's unit value at the end of that day. The process we use to calculate unit values for the variable investment options is described in *Your investment options*.

Monthly deductions

If there is not enough accumulated value to pay the monthly charge, your policy could lapse. The performance of the investment options you choose, not making planned premium payments, or taking out a loan all affect the accumulated value of your policy.

You'll find a discussion about when your policy might lapse, and what you can do to reinstate it, later in this section.

Unisex rates are used when a policy is owned by an employer in connection with employment-related or benefit programs.

We deduct a monthly charge from your policy's accumulated value in the investment options each monthly payment date.

Unless you tell us otherwise, we deduct the monthly charge from the investment options that make up your policy's accumulated value, in proportion to the accumulated value you have in each option. This charge is made up of three charges:

Cost of insurance
This charge is for providing you with life insurance protection. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses.

We deduct a cost of insurance charge based on the cost of insurance rate for your policy's initial face amount and for each increase you make to the face amount.

There are maximum or *guaranteed* cost of insurance rates associated with your policy. These rates are shown in your policy's specification pages.

The guaranteed rates include the insurance risks associated with insuring one person. They are calculated using 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the insured unless unisex rates are required.

Our *current cost of insurance rates* are based on the age, risk class, smoking status and gender (unless unisex rates are required) of the insured. These rates generally increase as the person's age increases, and they vary with the number of years the policy has been in force. Our current rates are lower than the guaranteed rates and they will not exceed the guaranteed rates in the future.

Guaranteed period

We'll guarantee our current cost of insurance rates for five years.

If you increase the face amount, the cost of insurance rates associated with the increase will have a five-year guaranteed period. This will be effective on the day of the increase.

If you add an *Annual renewable term* rider to your policy, we will include the face amount of the rider in this calculation of cost of insurance.

How we calculate cost of insurance

We calculate cost of insurance by multiplying the current cost of insurance rate by a discounted net amount at risk at the beginning of each policy month.

The discounted net amount at risk used in the cost of insurance calculation is the difference between a discounted death benefit that would be payable if the insured died and the accumulated value of your policy at the beginning of the policy month before the monthly charge is due.

First, we calculate the total net amount at risk for your policy in two steps:

• Step 1: we divide the death benefit that would be payable at the beginning of the policy month by 1.002466.

• Step 2: we subtract your policy's accumulated value at the beginning of the policy month from the amount we calculated in step 1.

Next, we allocate the net amount at risk in proportion to the face amount of the base policy, any optional *Annual renewable term rider*, and each increase that's in force as of your monthly payment date.

We then multiply the amount of each allocated net amount at risk by the cost of insurance rate for each coverage. The sum of these amounts is your cost of insurance charge.

Premiums, net premiums, policy fees and charges, withdrawals, investment performance and fees and expenses of the underlying portfolios may affect your net amount at risk, depending on the option you choose or if your death benefit under the policy is the guideline minimum death benefit.

Administrative charge

We deduct a charge of $7.50 a month to help cover the costs of administering and maintaining our policies. We guarantee that this charge will not increase.

Mortality and expense risk charge

Mortality risk is the chance that the people insured by policies we've issued do not live as long as expected. This means the cost of insurance charges specified in the policies may not be enough to pay out actual claims.

Expense risk is the chance that our actual administrative and operating expenses are more than expenses we expected.

The mortality and expense risk charge helps compensate us for these risks. It has two components, which are described in the following box. We guarantee this charge will not increase.

An example

For a policy that insures a male non-smoker who is age 45 when the policy is issued, with:

- a face amount of $350,000
- accumulated value of $30,000 in the variable options after deducting any outstanding loan amount.

The monthly charge for the *M&E risk face amount charge* is:

- $44.45 (($350,000 ÷ 1,000) × 0.127).

The monthly charge for the *M&E risk asset charge* is $17.09 in policy years 1 through 10 (($25,000 × 0.0625%) plus ($5,000 × 0.0292%)).

The monthly charge for the *M&E risk asset charge* is $9.58 in policy year 11 and thereafter (($25,000 × 0.0375%) plus ($5,000 × 0.0042%)).

Sample rates for the M&E risk face amount charge appear in Appendix A.

How we calculate the mortality and expense risk charge

The mortality and expense risk charge has two separate charges:

- **M&E risk face amount charge** We deduct a face amount charge every month during the first 10 policy years, at a rate that is based on the age of the insured on the policy date and on a face amount component factor per $1,000 of the initial face amount of your policy. The rates for the face amount component are shown in Appendix A.

  If you increase the face amount, each increase will have a corresponding face amount charge related to the amount of the increase. We'll specify these charges in a supplemental schedule of benefits at the time of the increase. We'll apply each charge for 10 years from the day of the increase. If you decrease the face amount, the charge will remain the same.

- **M&E risk asset charge** We deduct a risk asset charge every month.

  During policy years 1 through 10, we charge an annual rate of 0.75% (0.000625 monthly), of the first $25,000 of your policy's accumulated value in the variable investment options, plus an annual rate of 0.35% (0.000292 monthly), of the accumulated value in the variable investment options that exceeds $25,000.

  During policy years 11 and thereafter, we charge an annual rate of 0.45% (0.0375% monthly) on the first $25,000 of your policy's accumulated value in the variable investment options plus an annual rate of 0.05% (0.0042% monthly) of the accumulated value in the variable investment options that exceeds $25,000.

  For the purposes of this charge, the amount of accumulated value is calculated on the monthly payment date before we deduct the monthly charge, but after we deduct any outstanding loan amount or allocate any new net premiums, withdrawals or loans.

Charges for optional riders

If you add any riders to your policy, we add any charges for them to your monthly charge.

Lapsing and reinstatement

Your policy will lapse if there is not enough accumulated value, after subtracting any outstanding loan amount, to cover the monthly charge on the day we make the deduction. Your policy's accumulated value is affected by the following:

- loans or withdrawals you make from your policy
- not making planned premium payments
- the performance of your investment options
- charges under the policy.

If your policy lapses, you could face significant income tax liability in the year of the lapse.

Tax issues are described in detail in *Variable life insurance and your taxes.*

For more information regarding payment due to keep your policy in force, please contact our life insurance operations center.

There is no guarantee that your policy will not lapse even if you pay your planned periodic premium.

If there is not enough accumulated value to pay the total monthly charge, we deduct the amount that's available and send you, and anyone you've assigned your policy to, a notice telling you the amount to pay to keep your policy in force. This amount is based on the sum of the monthly charges not deducted plus three times the monthly charges due when this insufficiency occurred, adjusted to add premium load. However, the minimum amount you must pay to keep your policy in force is equal to three times the monthly charge that was due on the monthly payment date when there was not enough accumulated value to pay the charge plus premium load.

We'll give you a *grace period* of 61 days from the date we send the notice to pay sufficient premium to keep your policy in force. Your policy will remain in force during the grace period.

If you do not make the minimum payment

If we do not receive your payment within the grace period, your policy will lapse with no value. This means we'll end your life insurance coverage.

If you make the minimum payment

If we receive your payment within the grace period, we'll allocate your net premium to the investment options you've chosen and deduct the monthly charge from your investment options in proportion to the accumulated value you have in each option.

Remember to tell us if your payment is a premium payment. Otherwise, we'll treat it as a loan repayment.

If your policy is in danger of lapsing and you have an outstanding loan amount, you may find that making the minimum payment would cause the total premiums paid to exceed the maximum amount for your policy's face amount under tax laws. In that situation, we will not accept the portion of your payment that would exceed the maximum amount. To stop your policy from lapsing, you'll have to repay a portion of your outstanding loan amount.

How to avoid future lapsing

To stop your policy from lapsing in the future, you may want to make larger or more frequent premium payments if tax laws permit it. Or if you have a loan, you may want to repay a portion of it.

Paying death benefit proceeds during the grace period

If the insured dies during the grace period, we'll pay death benefit proceeds to your beneficiary. We'll reduce the payment by any unpaid monthly charges and any outstanding loan amount.

Reinstating a lapsed policy

If your policy lapses, you have five years from the end of the grace period, but before the maturity date, to apply for a reinstatement. We'll reinstate it if you send us the following:

- a written application
- evidence satisfactory to us that the insured is still insurable
- a premium payment sufficient to:
  - cover all unpaid monthly charges that were due in the grace period, and
  - keep your policy in force for three months after the day your policy is reinstated.

We'll reinstate your policy as of the first monthly payment date on or after the day we approve the reinstatement. When we reinstate your policy, its accumulated value will be the same as it was on the day your policy lapsed. We'll allocate it according to your most recent premium allocation instructions.

Reinstating a lapsed policy with an outstanding loan amount

If you had an outstanding loan amount when your policy lapsed, we will not pay or credit interest on it during the period between the lapsing and reinstatement of your policy. There are special rules that apply to reinstating a policy with an outstanding loan amount:

- If we reinstate your policy on the first monthly payment date that immediately follows the lapse, we'll also reinstate the loan amount that was outstanding the day your policy lapsed.

- If we reinstate your policy on any monthly payment date other than the monthly payment date that immediately follows the lapse, we'll deduct the outstanding loan amount from your policy's accumulated value. This means you will no longer have an outstanding loan amount when your policy is reinstated.

This section tells you about the investment options available under your policy and how they work.

You can change your premium allocation instructions by writing or sending a fax. If we have your completed telephone and electronic authorization on file, you can call us at 1-888-595-6997 or submit a request electronically. Or you can ask your registered representative to contact us. You'll find more information regarding telephone and electronic instructions in *Pacific Select Exec II – NY basics*.

You'll find information about when we allocate net premiums to your investment options in *How premiums work*.

Your policy's accumulated value may be allocated to up to 27 investment options at any one time.

We put your premium payments in our general and separate accounts. We own the assets in our accounts and allocate your net premiums, less any charges, to the investment options you've chosen. Amounts allocated to the fixed options are held in our general account. Amounts allocated to the variable investment options are held in our separate account.

You choose your initial investment options on your application. If you choose more than one investment option, you must tell us the dollar amount or percentage you want to allocate to each option. You can change your premium allocation instructions at any time.

The investment options you choose, and how they perform, will affect your policy's accumulated value and may affect the death benefit. Please review the investment options carefully and ask your registered representative to help you choose the right ones for your goals and tolerance for risk. Make sure you understand any costs you may pay directly and indirectly on your investment options because they will affect the value of your policy.

Variable investment options

Variable investment options are also known as *variable accounts*. These variable accounts are divisions of our separate account. We bear the direct operating expenses of our separate account. For more information about how these accounts work, see *About PL&A*.

PL&A is not responsible for the operation of the Fidelity VIP Funds, the FAM Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust or any of their portfolios. We also are not responsible for ensuring that the Fidelity VIP Funds, the FAM Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust and their portfolios comply with any laws that apply.

There's no guarantee that a portfolio will achieve its investment objective. You should read each fund prospectus carefully before investing.

You can choose from a selection of variable investment options. Each variable investment option is set up as a variable account under our separate account and invests in a corresponding portfolio of the Pacific Select Fund, the Fidelity Variable Insurance Products Funds ("Fidelity VIP Funds"), the FAM Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. and the Van Eck Worldwide Insurance Trust. Each portfolio invests in different securities and has its own investment goals, strategies and risks. The value of each portfolio will fluctuate with the value of the investments it holds, and returns are not guaranteed. Your policy's accumulated value will fluctuate depending on the investment options you've chosen. You bear the investment risk of any variable investment options you choose.

Pacific Life is the investment adviser for the Pacific Select Fund.

Fidelity Management & Research Company is the manager of the Fidelity Variable Insurance Products Funds. They retain other portfolio managers to manage the portfolios of the Fidelity VIP Funds available under your policy.

Merrill Lynch Investment Managers, L.P. d/b/a Mercury Advisors is the investment adviser of the FAM Variable Series Funds, Inc. and has retained a sub-advisor for the portfolios available under your policy.

T. Rowe Price Associates, Inc. is the investment manager of the T. Rowe Price Equity Series, Inc. and manages the portfolios available under your policy directly.

Van Eck Associates Corporation is the investment adviser of the Van Eck Worldwide Insurance Trust and manages the portfolio available under your policy directly.

The following chart is a summary of the fund portfolios. You'll find detailed descriptions of the portfolios in each fund prospectus that accompanies this prospectus.

PACIFIC SELECT FUND PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO'S MAIN INVESTMENTS	PORTFOLIO MANAGER
International Value	Long-term capital appreciation.	Equity securities of relatively large non-U.S. companies believed to be undervalued.	AllianceBernstein L.P.
International Small-Cap	Long-term growth of capital.	Equity securities of non-U.S. companies with small market capitalizations.	Batterymarch Financial Management, Inc.
Diversified Research	Long-term growth of capital.	Equity securities of U.S. companies and foreign companies with significant markets in the U.S.	Capital Guardian Trust Company
Equity	Capital appreciation. (Current income is of secondary importance.)	Equity securities of U.S. growth-oriented companies.	Capital Guardian Trust Company
American Funds Growth-Income	Long-term growth of capital and income.	A master fund that invests in equity securities of both U.S. and non-U.S. companies of any size and other securities which demonstrate the potential for appreciation and/or dividends.	Capital Research and Management Company (adviser to the Master Growth-Income Fund)
American Funds Growth	Long-term growth of capital.	A master fund that invests in equity securities of both U.S. and non-U.S. companies of any size that appear to offer superior opportunities for growth of capital.	Capital Research and Management Company (adviser to the Master Growth Fund)
Technology	Long-term growth of capital.	Equity securities in the technology sector (including derivatives).	Columbia Management Advisors, LLC
Short Duration Bond	Current income. (Capital appreciation is of secondary importance.)	High quality fixed income securities with an average portfolio duration not likely to exceed 3 years.	Goldman Sachs Asset Management, L.P.
Concentrated Growth	Long-term growth of capital.	Equity securities selected for their growth potential.	Goldman Sachs Asset Management, L.P.
Diversified Bond	Maximize total return consistent with prudent investment management.	Fixed income securities of varying qualities and terms to maturity of both U.S. and non-U.S. companies.	J.P. Morgan Investment Management, Inc.
Growth LT	Long-term growth of capital.	Equity securities of companies of any size.	Janus Capital Management LLC
Focused 30	Long-term growth of capital.	U.S. and foreign equity securities selected for their growth potential.	Janus Capital Management LLC
Health Sciences	Long-term growth of capital.	Equity securities of companies in the health sciences sector (including derivatives).	Jennison Associates LLC
Mid-Cap Value	Capital appreciation.	Equity securities of medium-sized U.S. companies believed to be undervalued.	Lazard Asset Management LLC
Large-Cap Growth (formerly Blue Chip)	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of large-capitalization growth companies.	Loomis, Sayles & Company, L.P.
Capital Opportunities	Long-term growth of capital.	Equity securities with the potential for long-term growth of capital.	MFS Investment Management

PACIFIC SELECT FUND PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO'S MAIN INVESTMENTS	PORTFOLIO MANAGER
International Large-Cap	Long-term growth of capital.	Equity securities of companies with large market capitalizations located outside the U.S.	MFS Investment Management
Equity Index	Investment results that correspond to the total return of common stocks publicly traded in the U.S.	Equity securities of companies that are included in or representative of the S&P 500 Index® (including derivatives).	Mercury Advisors
Small-Cap Index	Investment results that correspond to the total return of an index of small capitalization companies.	Equity securities of small companies that are included in or representative of the Russell 2000 Index (including derivatives).	Mercury Advisors
Fasciano Small Equity	Capital appreciation.	Equity securities of small companies believed to have sustainable earnings growth.	Neuberger Berman Management Inc.
Small-Cap Value	Long-term growth of capital.	Equity securities of small companies believed to be undervalued.	NFJ Investment Group L.P.
Multi-Strategy	High total return.	A mix of equity and fixed income securities.	OppenheimerFunds, Inc.
Main Street® Core	Long-term growth of capital and income.	Equity securities of large U.S. companies.	OppenheimerFunds, Inc.
Emerging Markets	Long-term growth of capital.	Equity securities of companies that are located in countries generally regarded as "emerging market" countries.	OppenheimerFunds, Inc.
Managed Bond	Maximize total return consistent with prudent investment management.	Medium and high-quality fixed income securities with varying terms to maturity, and derivatives relating to such securities or related indices.	Pacific Investment Management Company LLC
Inflation Managed	Maximize total return consistent with prudent investment management.	Fixed income securities of varying maturities with a focus on inflation-indexed bonds, and forward contracts and derivatives relating to such securities.	Pacific Investment Management Company LLC
Money Market	Current income consistent with preservation of capital.	Highest quality money market instruments believed to have limited credit risk.	Pacific Life
High Yield Bond	High level of current income.	Fixed income securities with lower and medium-quality credit ratings and intermediate to long terms to maturity.	Pacific Life
Large-Cap Value	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of large U.S. companies.	Salomon Brothers Asset Management Inc
Comstock	Long-term growth of capital.	Equity securities with the potential for long-term growth of capital and income.	Van Kampen
Mid-Cap Growth	Long-term growth of capital.	Equity securities of medium-sized companies believed to have above-average growth potential.	Van Kampen
Real Estate	Current income and long-term capital appreciation.	Equity securities of companies principally engaged in the U.S. real estate industry.	Van Kampen
VN Small-Cap Value	Long-term growth of capital.	Equity securities of small companies believed to be undervalued.	Vaughan Nelson Investment Management, L.P.

YOUR INVESTMENT OPTIONS

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS	INVESTMENT GOAL	THE PORTFOLIO'S MAIN INVESTMENTS	PORTFOLIO MANAGER
Fidelity VIP Contrafund® Service Class 2	Long-term capital appreciation.	Equity securities of companies whose value is believed not fully recognized by the public.	FMR Co., Inc.
Fidelity VIP Growth Service Class 2	Capital appreciation.	Equity securities of companies believed to have above-average growth potential.	FMR Co., Inc.
Fidelity VIP Mid Cap Service Class 2	Long-term growth of capital.	Equity securities primarily of companies with medium market capitalization.	FMR Co., Inc.
Fidelity VIP Value Strategies Service Class 2	Capital appreciation.	Equity securities of companies believed to be undervalued in the marketplace.	FMR Co., Inc.

FAM VARIABLE SERIES FUNDS, INC.	INVESTMENT GOAL	THE PORTFOLIO'S MAIN INVESTMENTS	PORTFOLIO MANAGER
Mercury Basic Value V.I. Fund Class III	Capital appreciation. (Income is of secondary importance.)	Equity securities believed to be undervalued.	Merrill Lynch Investment Managers, L.P. d/b/a Mercury Advisors
Mercury Global Allocation V.I. Fund Class III	High total investment return.	A mix of U.S. and foreign equity, debt and money market securities	Merrill Lynch Investment Managers, L.P. d/b/a Mercury Advisors

T. ROWE PRICE EQUITY SERIES, INC.	INVESTMENT GOAL	THE PORTFOLIO'S MAIN INVESTMENTS	PORTFOLIO MANAGER
T. Rowe Price Blue Chip Growth Portfolio – II	Long-term capital growth. (Income is a secondary objective.)	Equity securities of large and medium-sized "blue chip" growth companies.	T. Rowe Price Associates, Inc.
T. Rowe Price Equity Income Portfolio – II	Substantial dividend income and long-term capital growth.	Equity securities with a focus on well-established companies paying above-average dividends.	T. Rowe Price Associates, Inc.

VAN ECK WORLDWIDE INSURANCE TRUST	INVESTMENT GOAL	THE PORTFOLIO'S MAIN INVESTMENTS	PORTFOLIO MANAGER
Van Eck Worldwide Hard Assets Fund	Long-term capital appreciation. (Income is of secondary importance.)	A mix of U.S. and foreign hard asset[1] securities	Van Eck Associates Corporation

[1] Hard asset securities are stocks, bonds and other securities of companies that derive at least 50% of gross revenue or profit from exploration, development, production, distribution or facilitation of processes relating to: a) precious metals, b) natural resources, c) real estate and d) commodities. In addition, hard asset securities shall include any derivative securities the present value of which are based upon hard asset securities and/or hard asset commodities.

An example

You ask us to allocate $6,000 to the Inflation Managed investment option on a business day. At the end of that day, the unit value of the variable account is $15. We'll credit your policy with 400 units ($6,000 divided by $15).

The value of an accumulation unit is not the same as the value of a share in the underlying portfolio.

Calculating unit values

When you choose a variable investment option, we credit your policy with *accumulation units*. The number of units we credit equals the amount we've allocated divided by the unit value of the variable account. Similarly, the number of accumulation units in your policy will be reduced when you make a transfer, withdrawal or loan from a variable investment option, and when your monthly charges are deducted.

The value of an accumulation unit is the basis for all financial transactions relating to the variable investment options. We calculate the unit value for each variable account once every business day, usually at or about 4:00 p.m. Eastern time.

38

For information about timing of transactions, see *Pacific Select Exec II – NY basics.*

Generally, for any transaction, we'll use the next unit value calculated after we receive your written request. If we receive your written request before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, on a business day, we'll use the unit value calculated as of the end of that business day. If we receive your request at or after the time of the close of the New York Stock Exchange on a business day, we'll use the unit value calculated as of the end of the next business day.

If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day. For your monthly charge, we'll use the unit value calculated on your monthly payment date. If your monthly payment date does not fall on a business day, we'll use the unit value calculated as of the end of the next business day.

The unit value calculation is based on the following:

• the investment performance of the underlying portfolio

• any dividends or distributions paid by the underlying portfolio

• any charges for any taxes that are, or may become, associated with the operation of the variable account.

The unit value of a variable account will change with the value of its corresponding portfolio. Changes in the unit value of a variable account will not change the number of accumulation units credited to your policy.

You'll find more about fund fees and expenses in *Fee tables* and in each fund's prospectus.

Fees and expenses paid by the funds

Each fund pays advisory fees and other expenses. These are deducted from the assets of the fund's portfolios and may vary from year to year. They are not fixed and are not part of the terms of your policy. If you choose a variable investment option, these fees and expenses affect you indirectly because they reduce portfolio returns. Each fund is governed by its own Board of Trustees or Board of Directors.

The SEC recently approved a rule change which will require the Boards of Trustees/ Directors of mutual funds to determine whether a redemption fee (not to exceed 2%) or other trading (transfer) restrictions should be imposed. A redemption fee is a fee that would be charged by and paid to the fund (not to PL&A). In the event the Board of Trustees/Directors of any underlying funds imposes such fees or limitations, we will pass them on to you.

Fixed options

You can also choose from two fixed options: the Fixed account and the Fixed LT account. The fixed options provide a guaranteed minimum annual rate of interest. The amounts allocated to the fixed options are held in our general account. We have contracted with Pacific Life to manage our general account assets, subject to investment policies, objectives, directions and guidelines established by our Board.

Here are some things you need to know about the fixed options:

• Accumulated value allocated to the fixed options earns interest on a daily basis, using a 365-day year. Our minimum annual interest rate is 3% during the first 10 policy years, and 3.3% thereafter.

• We may offer a higher annual interest rate on the fixed options. If we do, we'll guarantee the higher rate until your next policy anniversary.

The fixed options are not securities, so they do not fall under any securities act. For this reason, the SEC has not reviewed the disclosure in this prospectus about these options. However, other federal securities laws may apply to the accuracy and completeness of the disclosure about these options.

For more information about the general account, see *About PL&A*.

Transferring among investment options and market-timing restrictions

If your state requires us to refund your premiums when you exercise your right to cancel, you can make transfers and use transfer programs only after the free look transfer date. Your transfer of accumulated value on the free look transfer date does not count as a transfer for purpose of applying the limitations described in this section. For more information, please see *Pacific Select Exec II – NY basics*.

• If we offer a higher annual interest rate on a fixed option, we may also pay additional interest on accumulated value in excess of $25,000 in that fixed option. Ask your registered representative for current interest rates.

• There are no investment risks or direct charges.

• There are limitations on when and how much you can transfer from the fixed options. These limitations are described below, in *Transferring among investment options*.

• We may place a limit of $1,000,000 on amounts allocated to the Fixed LT account in any 12-month period. This includes allocations of net premium, transfers, and loan repayments for all PL&A policies you own. Any allocations in excess of $1,000,000 will be allocated to your other investment options according to your most recent instructions. We may increase the $1,000,000 limit at any time at our sole discretion. To find out if a higher limit is in effect, ask your registered representative or contact us.

Transfers

You can transfer among your investment options any time during the life of your policy without triggering any current income tax. You can make transfers by writing to us, by making a telephone or electronic transfer, or by signing up for one of our automatic transfer services. You'll find more information about making telephone and electronic transfers in *Pacific Select Exec II – NY basics*.

Transfers will normally be effective as of the end of the business day we receive your written, telephone or electronic request.

Here are some things you need to know about making transfers:

• Your policy's accumulated value may be invested in up to 27 investment options at one time.

• Transfers are limited to 25 for each calendar year.

• If you have used all 25 transfers available to you in a calendar year, you may no longer make transfers between the investment options until the start of the next calendar year. However, you may make one (1) transfer of all or a portion of your policy's accumulated value remaining in the variable investment options into the Money Market investment option prior to the start of the next calendar year.

• Additionally, only two (2) transfers in any calendar month may involve any of the following investment options: International Value, International Large-Cap, Emerging Markets, Mercury Global Allocation V.I. Fund Class III or Van Eck Worldwide Hard Assets Fund.

• For the purpose of applying the limitations, multiple transfers that occur on the same day are considered one (1) transfer. Transfers into the loan account, a transfer of accumulated value from the loan account into your investment options following a loan payment, or transfers that occur as a result of the dollar cost averaging service, the portfolio rebalancing service, the first year transfer service or an approved asset allocation service are excluded from the limitation. Also, allocations of premium payments are not subject to these limitations.

• Transfers to or from a variable investment option cannot be made before the seventh calendar day following the last transfer to or from the same variable investment option. If the seventh calendar day is not a business day, then a transfer may not occur until the

next business day. The day of the last transfer is not considered a calendar day for purposes of meeting this requirement. For example, if you make a transfer into the Diversified Research variable investment option on Monday, you may not make any transfers to or from that variable investment option before the following Monday. Transfers to or from the Money Market variable investment option are excluded from this limitation.

- There is no minimum amount required if you're making transfers between variable investment options.

- You can make transfers from the variable investment options to the fixed options only in the policy month right before each policy anniversary.

- You can make one transfer in any 12-month period from each fixed option, except if you've signed up for the first year transfer service. Such transfers are limited to:

  - $5,000 or 25% of your policy's accumulated value in the Fixed account

  - $5,000 or 10% of your policy's accumulated value in the Fixed LT account

The restrictions for transfers from the Fixed LT account are temporarily waived during the first policy year. You will be permitted to transfer any amount out of the Fixed LT account at any time during the first twelve policy months, subject to the transfer limitations described in this section called *Transfers*. We reserve the right to discontinue this waiver at any time. However, if the waiver is in effect on the date you sign the application for your policy, the waiver on transfer restrictions will remain in effect for your first policy year.

- Currently, there is no charge for making a transfer but we may charge you in the future. The maximum fee we will charge for a transfer is $25 per transfer in excess of 12 per policy year.

- There is no minimum required value for the investment option you're transferring to or from.

- You cannot make a transfer if your policy is in the grace period and is in danger of lapsing.

- We can restrict or suspend transfers.

- We will send you written notice if we refuse or delay your transfer request.

- We have the right to impose limits on transfer amounts, the value of the investment options you're transferring to or from, or impose further limits on the number and frequency of transfers you can make. Any policy we establish with regard to the exercise of any of these rights will be applied uniformly to all policy owners.

There are no exceptions to the above transfer limitations in the absence of an error by us, a substitution of investment options, or reorganization of underlying portfolios or other extraordinary circumstances.

Market-timing restrictions
The policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the policy. Such frequent trading can disrupt management of the underlying portfolios and raise expenses. The transfer limitations set forth above are intended to reduce frequent trading. In addition, we monitor certain large transaction activity in an attempt to detect trading

We reserve the right, in our sole discretion, to waive the transfer restrictions on the fixed options. Please contact us or your registered representative to find out if a waiver is currently in effect.

You'll find more about the first year transfer service later in this section.

that may be disruptive to the portfolios. In the event transfer activity is found to be disruptive, certain future subsequent transfers by such policy owners, or by a registered representative or other party acting on behalf of one or more policy owners, will require preclearance. Frequent trading and large transactions that are disruptive to portfolio management can have an adverse effect on portfolio performance and therefore your policy's performance. Such trading may also cause dilution in the value of the investment options held by long-term policy owners. While these issues can occur in connection with any of the underlying portfolios, portfolios holding securities that are subject to market pricing inefficiencies are more susceptible to abuse. For example, portfolios holding international securities may be more susceptible to time-zone arbitrage which seeks to take advantage of pricing discrepancies occurring between the time of the closing of the market on which the security is traded and the time of pricing of the portfolios.

Our policies and procedures which limit the number and frequency of transfers and which may impose preclearance requirements on certain large transactions are applied uniformly to all policy owners. However, there is a risk that these policies and procedures will not detect all potentially disruptive activity or will otherwise prove ineffective in whole or in part. Further, we and our affiliates make available to our variable life insurance policy owners and variable annuity contract owners underlying funds not affiliated with us. We are unable to monitor or restrict the trading activity with respect to shares of such funds not sold in connection with our contracts. In the event the Board of Trustees/Directors of any underlying fund imposes a redemption fee or trading (transfers) limitations, we will pass them on to you.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions could include:

- not accepting transfer instructions from an agent acting on behalf of more than one policy owner, and
- not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other policy owners.

Transfer services

We offer three services that allow you to make automatic transfers of accumulated value from one investment option to another. Under the dollar cost averaging and portfolio rebalancing services, you can transfer among the variable investment options. Under the first year transfer service, you can make transfers from the Fixed account to the Fixed LT account and the variable investment options.

You may only participate in one transfer service at any time. We have the right to discontinue, modify or suspend any of these transfer services at any time.

Since the value of accumulation units can change, more units are credited for a scheduled transfer when unit values are lower, and fewer units when unit values are higher. This allows you to average the cost of investments over time. Investing this way does not guarantee profits or prevent losses.

Dollar cost averaging
Our dollar cost averaging service allows you to make scheduled transfers of $50 or more between variable investment options. It does not allow you to make transfers to or from either of the fixed options. We process transfers as of the end of the business day on your policy's monthly, quarterly, semi-annual or annual anniversary, depending on the interval you choose. You must have at least $5,000 in a variable investment option to start the service. Detailed information appears in the SAI.

We will not charge you for the dollar cost averaging service or for transfers made under this service, even if we decide to charge you in the future for transfers outside of the service, except if we have to by law.

Because the portfolio rebalancing service matches your original percentage allocations, we may transfer money from an investment option with relatively higher returns to one with relatively lower returns.

Portfolio rebalancing
As the value of the underlying portfolios changes, the value of the allocations to the variable investment options will also change. The portfolio rebalancing service automatically transfers your policy's accumulated value among the variable investment options according to your original percentage allocations. Detailed information appears in the SAI.

We do not currently charge for the portfolio rebalancing service or for transfers made under this service.

This service allows you to average the cost of investments over your first policy year. Investing this way does not guarantee profits or prevent losses.

First year transfer
Our first year transfer service allows you to make monthly transfers during the first policy year from the Fixed account to the variable investment options or the Fixed LT account. It does not allow you to transfer among variable investment options. You enroll in the service when you apply for your policy and include specific details on your application. Detailed information appears in the SAI.

We do not currently charge for the first year transfer service or for transfers made under this service.

Making a withdrawal, taking out a loan or surrendering your policy can change your policy's tax status, generate taxable income, or make your policy more susceptible to lapsing. Be sure to plan carefully before using these policy benefits.

If you withdraw a larger amount than you've paid into your policy, your withdrawal may be considered taxable income.

For more information, see *Variable life insurance and your taxes.*

You can take out all or part of your policy's accumulated value while your policy is in force by making withdrawals or surrendering your policy. You can take out a loan from us using your policy as security. You can also use your policy's loan and withdrawal features to supplement your income, for example, during retirement.

Making withdrawals

You can choose to receive your withdrawal in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in *General information about your policy.*

We will not accept your request to make a withdrawal if it will cause your policy to become a modified endowment contract, unless you've told us in writing that you want your policy to become a modified endowment contract.

You can withdraw part of your policy's net cash surrender value starting on your policy's first anniversary. Here's how it works:

- You must send us a written request that's signed by all owners.

- Each withdrawal must be at least $500, and the net cash surrender value of your policy after the withdrawal must be at least $500.

- If your policy has an outstanding loan amount, the maximum withdrawal you can take is the amount, if any, by which the cash surrender value just before the withdrawal exceeds the outstanding loan amount divided by 90%.

- We'll charge you $25 for each withdrawal you make.

- If you do not tell us which investment options to take the withdrawal from, we'll deduct the withdrawal and the withdrawal charge from all of your investment options in proportion to the accumulated value you have in each option.

- The accumulated value, cash surrender value and net cash surrender value of your policy will be reduced by the amount of each withdrawal.

- If the insured dies after you've sent a withdrawal request to us, but before we've made the withdrawal, we'll deduct the amount of the withdrawal from any death benefit proceeds owing.

How withdrawals affect your policy's death benefit
Making a withdrawal will affect your policy's death benefit in the following ways:

- if your policy's death benefit does not equal the guideline minimum death benefit, the death benefit will decrease by the amount of your withdrawal.

- if your policy's death benefit equals the guideline minimum death benefit, the death benefit may decrease by more than the amount of your withdrawal.

How withdrawals affect your policy's face amount
If you've chosen death benefit Option B or Option C, making a withdrawal does not reduce your policy's face amount.

If you've chosen death benefit Option A, a withdrawal may reduce your face amount. You can make one withdrawal during each of the first 15 policy years of up to 10% of the total premium payments you've made without reducing your policy's face amount. If you withdraw a larger amount, or make additional withdrawals, the face amount will be reduced by the amount, if any, by which the face amount exceeds the result of the death benefit immediately before the withdrawal minus the amount of the withdrawal.

Taking out a loan

The amount in the loan account, plus any interest you owe, is referred to throughout this prospectus as your *outstanding loan amount.* Your policy refers to this amount as *policy debt.*

Taking out a loan will affect the growth of your policy's accumulated value, and may affect the death benefit.

You can borrow money from us any time while your policy is in force. The minimum amount you can borrow is $200. The maximum amount available to borrow is less than 100% of your accumulated value.

You may request a loan either by sending us a request in writing, over the telephone or electronically. You'll find more information about requesting a loan by telephone or electronically in *Pacific Select Exec II – NY basics.*

When you borrow money from us, we use your policy's accumulated value as security. You pay interest on the amount you borrow. The accumulated value set aside to secure your loan also earns interest. Here's how it works:

- To secure the loan, we transfer an amount equal to the amount you're borrowing from your accumulated value in the investment options to the *loan account.* We'll transfer this amount from your investment options in proportion to the accumulated value you have in each option, unless you tell us otherwise.

- Interest owing on the amount you've borrowed accrues daily at an annual rate of 3.55%. Interest that has accrued during the policy year is due on your policy anniversary. If you do not pay the interest when it's due, we'll add it to the amount of your loan and begin accruing interest on it from the day it was due. We'll also transfer an amount equal to the interest that was due, from your policy's accumulated value to the loan account. We'll transfer this amount from your investment options in proportion to the accumulated value you have in each option.

- The amount in the loan account earns interest daily at an annual rate of at least 3% during the first 10 policy years, and 3.3% thereafter. On your policy anniversary, we transfer the interest that has been credited to the loan account proportionately to your investment options according to your most recent allocation instructions.

How much you can borrow
You can borrow up to the larger of the following amounts:

- 90% of the accumulated value, less any outstanding loan amount and less any surrender charges that would apply if you surrendered your policy on the day you took out the loan.

- the result of $a \times (b \div c) - d$ where:

  a = the accumulated value of your policy less any surrender charges that would have applied if you surrendered your policy on the day you took out the loan, and less 12 times the most recent monthly charge

  b = 1.03 during policy years 1 through 10, and 1.033 during policy year 11 and thereafter

  c = 1.0355

  d = any outstanding loan amount.

An example of how much you can borrow

For a policy in policy year 5 with:

- accumulated value of $100,000
- an outstanding loan amount of $60,000
- a most recent monthly charge of $225
- a surrender charge of $5,000 if the policy was surrendered on the day the loan is taken.

The maximum amount you can borrow during policy years 1 through 10 is the greater of:

$25,000
$((90\% \times \$100,000) - \$60,000 - \$5,000)$
or
$31,809.75
$(a \times (b \div c)) - d$, where:
$a = \$92,300$ ($100,000 − $5,000 − (12 × $225))
$b = 1.03$
$c = 1.0355$
$d = \$60,000$

The maximum amount you can borrow during policy year 11 and thereafter is the greater of:

$25,000
$(90\% \times \$100,000) - \$60,000 - \$5,000$
or
$32,077.16

$(a \times (b \div c)) - d$, where:

$a = \$92,300$ ($100,000 − $5,000 − ($12 × $225))
$b = 1.033$
$c = 1.0355$
$d = \$60,000$

Paying off your loan

While you have an outstanding loan, we'll treat any money you send us as a loan repayment unless you tell us otherwise in writing.

You can pay off all or part of the loan any time while your policy is in force. Unless you tell us otherwise, we'll generally transfer any loan payments you make proportionately to your investment options according to your most recent allocation instructions. We may, however, first transfer any loan payments you make to the fixed options, up to the amount originally transferred from the fixed options to the loan account. We'll then transfer any excess amount to your variable investment options according to your most recent allocation instructions.

You can make monthly loan payments using our *electronic funds transfer plan.* Here's how it works:

- You authorize us to withdraw a specified amount from your checking account each month by completing an electronic funds transfer form. Please contact us or your registered representative for a copy of this form.
- You can choose any day between the 4th and 28th of the month for us to make the withdrawal.
- Loan payments made by the *electronic funds transfer plan* must be at least $50.

Your outstanding loan amount could result in taxable income if you surrender your policy, if your policy lapses, or if your policy is a modified endowment contract. You should talk to your tax advisor before taking out a loan under your policy. See *Taking out a loan* in *Variable life insurance and your taxes.*

What happens if you do not pay off your loan

If you do not pay off your loan, we'll deduct the amount in the loan account, including any interest you owe, from one of the following:

• the death benefit proceeds before we pay them to your beneficiary

• the cash surrender value if you surrender your policy

• the accumulated value if your policy matures

• the amount we refund if you exercise your right to cancel.

Taking out a loan, whether or not you repay it, will have a permanent effect on the value of your policy. For example, while your policy's accumulated value is held in the loan account, it will miss out on the potential earnings available through the variable investment options. The amount of interest you earn on the loan account may be less than the amount of interest you would have earned from the fixed options. These could lower your policy's accumulated value, which could reduce the amount of the death benefit.

When a loan is outstanding, the amount in the loan account is not available to help pay for any policy charges. If, after deducting your outstanding loan amount, there is not enough accumulated value in your policy to cover the policy charges, your policy could lapse. You may need to make additional premium payments or loan repayments to prevent your policy from lapsing.

Ways to use your policy's loan and withdrawal features

If you're interested in using your life insurance policy to supplement your retirement income, please contact us for more information.

You can ask your registered representative for illustrations showing how policy charges may affect existing accumulated value and how future withdrawals and loans may affect the accumulated value and death benefit.

You can also ask for accompanying charts and graphs that compare results from various retirement strategies.

You can use your policy's loan and withdrawal features to supplement your income, for example, during retirement.

Setting up an income stream may not be suitable for all policy owners.

Here are some things you should consider when setting up an income stream:

• the rate of return you expect to earn on your investment options

• how long you would like to receive regular income

• the amount of accumulated value you want to maintain in your policy.

Understanding the risks

Using your policy to supplement your income does not change your rights or our obligations under the policy. The terms for loans and withdrawals described in this prospectus remain the same. It's important to understand the risks that are involved in using your policy's loan and withdrawal features. Use of these features may increase the chance of your policy lapsing.

You should consult with your financial adviser and carefully consider how much you can withdraw and borrow from your policy each year to set up your income stream.

Automated income option

Withdrawals and loans may reduce policy values and benefits. They may also increase your risk of lapse. In order to minimize the risk of lapse, you should not take additional loans or withdrawals while you are in the AIO program.

Distributions under the AIO program may result in tax liability. Please consult your tax advisor.

For more information, see *Variable life insurance and your taxes.*

Our automated income option ("AIO") program allows you to make scheduled withdrawals or loans. Your policy is eligible after the 7th policy anniversary. To begin the program, you must have a minimum net cash surrender value of $50,000, and your policy must not qualify as a modified endowment contract.

You request participation in the AIO program and specify your AIO preferences by sending us an AIO request form. If you wish to do so, contact your registered representative for an AIO request form.

There is no fee to participate in the AIO program. The $25 fee for withdrawals under the AIO program is currently waived.

You may discontinue participation in the AIO program at any time by sending a written notice to us.

Detailed information appears in the SAI.

Surrendering your policy

You can choose to receive your money in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in *General information about your policy.*

If you increase your policy's face amount, we'll send you a supplemental schedule of benefits that shows the surrender charge associated with the increase.

A table of surrender charges for your policy will be shown in your policy specification pages.

Sample rates for the surrender charge and the maximum surrender charge appear in Appendix A.

You can surrender or cash in your policy at any time while the insured is still living. Your policy's *cash surrender* value is its accumulated value less any surrender charge that applies. The *net cash surrender* value equals your policy's cash surrender value after deducting any outstanding loan amount.

Here are some things you need to know about surrendering your policy:

- You must send us your policy and a written request.

- We'll send you the policy's net cash surrender value. If you surrender your policy during the first 10 policy years, we'll deduct a surrender charge.

- Your policy has a surrender charge and maximum surrender charge, based on the age and risk class of the insured, and each $1,000 of initial face amount.

- The amount of the surrender charge does not change during the first policy year. Starting on the first policy anniversary, we reduce the charge by 0.9259% each month until it reaches zero at the end of 10 policy years.

- The amount of the surrender charge will never exceed the maximum surrender charge. The maximum surrender charge is level for the first 10 policy years, and reduces to $0 thereafter.

- There's no surrender charge on the initial face amount after 10 policy years.

- We guarantee the surrender charge rates will not increase.

- If you increase your policy's face amount, each increase has a surrender charge and maximum surrender charge, based on the amount of the increase, for 10 years.

- If you decrease the face amount, the decrease will not affect your policy's surrender charge or maximum surrender charge.

Benefits at maturity

If the insured is living on your maturity date, we will pay you an endowment benefit equal to your accumulated value, less any outstanding loan amount.

Payment of your endowment benefit will usually be made within 7 days of your policy anniversary. Payments may be postponed in certain circumstances. See *Timing of payments, forms and requests.*

This section tells you some additional things you should know about your policy.

Income benefit

If you surrender or make a withdrawal from your policy, or your policy matures, you can use the money to buy an income benefit that provides a monthly income. Your policy's beneficiary can use death benefit proceeds to buy an income benefit. In addition to the income benefit described below, you can choose from other income benefits we may make available from time to time.

The following is one income benefit available under the Pacific Select Exec II – NY policy:

- The income benefit is based on the life of the person receiving the income. If the policy owner is buying the income benefit, monthly income will be based on the owner's life. If the policy's beneficiary buys the income benefit, monthly income will be based on the beneficiary's life.
- We'll pay a monthly income for at least 10 years regardless of whether the person receiving the income is still alive.
- After 10 years, we'll only pay the monthly income for as long as the person receiving it is still alive.
- The minimum monthly income benefit calculated must be at least $100.
- For this income benefit, the amount you receive will always be at least as much as the amount guaranteed by your policy.

Reduced Paid-Up Benefit

You may use the net cash surrender value of your policy to purchase fixed paid-up insurance on the life of the insured. You may choose to do this on any policy anniversary while the policy is in force. We guarantee your right to convert your policy, and we will not require evidence of insurability.

If you convert your policy, your policy and any riders attached to it will terminate and the net cash surrender value will be transferred to our general account. Investment options are not available under the policy issued when you convert.

The net cash surrender value will be applied as a net single premium to purchase paid-up insurance. No premium payments will be required or accepted on the converted policy. The amount of such insurance will be calculated based on 1980 Commissioners Standard Ordinary Mortality Tables, 3% interest and on the age and risk classification of the insured. The paid-up policy will not be subject to any surrender charge if you surrender it.

Substituting the insured

If you substitute the person insured by the policy, we'll send you a revised schedule of benefits.

Starting on your policy's first anniversary, you can apply to substitute the person insured by your policy. You must apply in writing and we must receive satisfactory evidence of insurability of the new insured. You can only add riders on the new insured if we approve the addition of the riders. We may charge you a fee of up to $100 when you request to substitute the insured.

The substitution will become effective on the first monthly payment date after we approve your request. We may have to adjust the face amount, accumulated value, surrender charge and policy charges to reflect the substitution.

We can refuse your request to substitute if, among other reasons:

- we would be required to end the policy in order to comply with new guideline premium limits under tax law
- we would be required to make distributions from your policy's accumulated value that are greater than the net cash surrender value.

Paying the death benefit in the case of suicide within two years of the policy date or a substitution of insured

If the insured commits suicide within two years of the policy date, death benefit proceeds will be the total of all premiums you've paid, less any outstanding loan amount and any withdrawals you've made.

If you've substituted the insured and the new insured commits suicide within two years of the day the substitution was made, we'll calculate death benefit proceeds differently. Proceeds will be limited to the net cash surrender value of your policy as of the day the substitution was made, less any increase in any outstanding loan amount, any withdrawals you've made, and any dividends we've paid in cash, since the day the substitution was made.

Replacement of life insurance or annuities

The term *replacement* has a special meaning in the life insurance industry. Before you make a decision to buy, we want you to understand what impact a replacement may have on your existing insurance policy.

A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has been or will be:

- lapsed, forfeited, surrendered or partially surrendered, assigned to the replacing insurer, or otherwise terminated
- converted to reduced paid-up insurance, continued as extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values
- amended to effect either a reduction in benefits or in the term for which coverage would otherwise remain in force or for which benefits would be paid
- reissued with any reduction in cash value, or
- pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.

There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. A replacement may affect your plan of insurance in the following ways:

- You will pay new acquisition costs;
- You may have to submit to new medical examinations;
- You may pay increased premiums because of the increased age or changed health of the insured;
- Claims made in the early policy years may be contested;
- You may have to pay surrender charges and/or income taxes on your current policy or contract values;
- Your new policy or contract values may be subject to surrender charges; and
- If part of a financed purchase, your existing policy or contract values or death benefit may be reduced.

You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.

Errors on your application

If the age of the insured is stated incorrectly on your application, the death benefit under your policy will be the greater of the following:

- the amount of death benefit that would be purchased by the most recent cost of insurance charge for the correct age or
- the guideline minimum death benefit for the correct age.

We'll adjust the accumulated value by recalculating all previous cost of insurance charges and other monthly deductions based on the correct age.

Contesting the validity of your policy

We have the right to contest the validity of your policy for two years from the policy date. Once your policy has been in force for two years from the policy date during the lifetime of the insured, we generally lose the right to contest its validity.

We also have the right to contest the validity of a policy that you reinstate for two years from the day that it was reinstated. Once your reinstated policy has been in force for two years from the reinstatement date during the lifetime of the insured, we generally lose the right to contest its validity. During this period, we may contest your policy only if there is a material misrepresentation on your application for reinstatement.

We have the right to contest the validity of an increase in the face amount of a policy for two years from the day the increase becomes effective. Once the increased face amount has been in force for two years during the lifetime of the insured, we generally lose the right to contest its validity.

We also have the right to contest the validity of a policy if there has been a substitution of insured. We can contest a policy's validity for two years from the day the substitution becomes effective. Once the substitution has been in force for two years during the lifetime of the new insured, we generally lose the right to contest its validity.

Regardless of the above, we can contest the validity of your policy for failure to pay premiums at any time. The policy will terminate upon successful contest with respect to the insured.

Assigning your policy as collateral

Assigning a policy that's a modified endowment contract may generate taxable income and a 10% penalty tax.

You can assign your policy as collateral to secure a loan, mortgage, or other kind of debt. Here's how it works:

- An assignment does not change the ownership of the policy.
- After the policy has been assigned, your rights and the rights of your beneficiary will be subject to the assignment. The entire policy, including any income benefit, rider, benefit and endorsement, will also be subject to the assignment.
- We're not responsible for the validity of any assignment.
- We must receive a copy of the original assignment before we'll consider it binding.
- Unless otherwise provided, the person or organization you assign your policy to may exercise the rights under the policy, except the right to change the policy owner or the beneficiary or the right to choose a monthly income benefit.

Non-participating

This policy will not share in any of our surplus earnings.

This discussion about taxes is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). It's based on the Internal Revenue Code (the tax code) and does not cover any state or local tax laws.

This is not a complete discussion of all federal income tax questions that may arise under the policy. There are special rules that we do not include here that may apply in certain situations.

The tax consequences of owning a policy or receiving proceeds from it may vary by jurisdiction and according to the circumstances of each owner or beneficiary.

Speak to a qualified tax adviser for complete information about federal, state and local taxes that may apply to you.

We do not know whether the current treatment of life insurance policies under current federal income tax or estate or gift tax laws will continue. We also do not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies, other tax consequences described in this discussion or tax consequences that relate directly or indirectly to life insurance policies.

The current federal estate tax law provides, among other things, for reductions in federal estate tax rates, increases in the exemption amount, and a "repeal" of the federal estate tax in 2010. However, the legislation provides for full reinstatement of the federal estate tax in the year 2011. In addition, there are legislative proposals that would further affect the estate tax. If you are considering the purchase of the policy to help pay federal estate taxes at death, consult with your tax advisor.

We do not make any guarantees about the tax status of your policy, and you should not consider the discussion that follows to be tax advice.

Tax treatment of life insurance policies

In order to qualify as a life insurance contract for federal income tax purposes, the policy must meet the statutory definition of life insurance.

As of the date of this prospectus, the IRS has not issued any official guidance on the tax treatment of life insurance policies that continue coverage beyond age 100, or other advanced ages. You should consult your tax advisor, as there may be tax consequences.

Death benefits may be excluded from income under Section 101(a) of the tax code.

Definition of life insurance

We believe that the policy qualifies as life insurance. That means it will receive the same tax advantages as a conventional fixed life insurance policy. The two main tax advantages are:

- In general, your policy's beneficiary will not be subject to federal income tax when he or she receives the death benefit proceeds. This is true regardless of whether the beneficiary is an individual, corporation, or other entity.

- You'll generally not be taxed on your policy's accumulated value unless you receive a cash distribution when the policy matures, or by making a withdrawal, surrendering your policy, or in some instances, taking a loan from your policy.

The tax laws defining life insurance, however, do not cover all policy features. Your policy may have features that could prevent it from qualifying as life insurance. For example, the tax laws have yet to address many issues concerning the treatment of substandard risk policies and policies with term insurance on the insured. We can make changes to your policy if we believe the changes are needed to ensure that your policy continues to qualify as a life insurance contract.

The tax code and tax regulations impose limitations on unreasonable mortality and expense charges for purposes of determining whether a policy qualifies as life insurance for federal tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid.

The Treasury Department has issued proposed regulations about reasonable standards for mortality charges. While we believe that our mortality costs and other expenses used in calculating whether the policy qualifies as life insurance are reasonable under current laws, we cannot be sure that the IRS agrees with us. We can change our mortality charges if we believe the changes are needed to ensure that your policy qualifies as a life insurance contract.

Diversification rules and ownership of the separate account
Your policy will not qualify for the tax benefit of a life insurance contract unless, among other requirements, the separate account follows certain rules requiring diversification of investments underlying the policy. In addition, the IRS requires that the policyholder not have control over the underlying assets.

For a variable life insurance contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. Under current U.S. tax law, if a contract owner has excessive control over the investments made by a separate account, or the underlying fund, the contract owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of "investor control" the contract owner would not derive the tax benefits normally associated with variable life insurance.

Generally, according to the IRS, there are two ways that impermissible investor control may exist. The first relates to the design of the contract or the relationship between the contract and a separate account or underlying fund. For example, at various times, the IRS has focused on, among other factors, the number and type of investment choices available pursuant to a given variable contract, whether the contract offers access to funds that are available to the general public, the number of transfers that a contract owner may make from one investment option to another, and the degree to which a contract owner may select or control particular investments.

With respect to this first aspect of investor control, we believe that the design of our contracts and the relationship between our contracts and the portfolios satisfy the current view of the IRS on this subject, such that the investor control doctrine should not apply. However, because of some uncertainty with respect to this subject and because the IRS may issue further guidance on this subject, we reserve the right to make such changes as we deem necessary or appropriate to reduce the risk that your contract might not qualify as a life insurance contract for tax purposes.

The second way that impermissible investor control might exist concerns your actions. Under the IRS pronouncements, you may not select or control particular investments, other than choosing among broad investment choices such as selecting a particular portfolio. You may not select or direct the purchase or sale of a particular investment of a portfolio. All investment decisions concerning the portfolios must be made by the portfolio manager for such portfolio in his or her sole and absolute discretion, and not by the contract owner. Furthermore, under the IRS pronouncements, you may not communicate directly or indirectly with such a portfolio manager or any related investment officers concerning the selection, quality, or rate of return of any specific investment or group of investments held by a portfolio.

Section 817(h) of the tax code describes the diversification rules.

For more information about diversification rules, please see *Other fund information* in the accompanying Pacific Select Fund prospectus.

The application of the investor control doctrine is subject to some uncertainty.

Finally, the IRS may issue additional guidance on the investor control doctrine, which might further restrict your actions or features of the variable contract. Such guidance could be applied retroactively. If any of the rules outlined above are not complied with, the IRS may seek to tax you currently on income and gains from a portfolio such that you would not derive the tax benefits normally associated with variable life insurance. Although highly unlikely, such an event may have an adverse impact on the fund and other variable contracts. We urge you to consult your own tax adviser with respect to the application of the investor control doctrine.

Policy exchanges fall under Section 1035(a) of the tax code.

Policy exchanges
If you exchange your policy for another one that insures the same person, it generally will be treated as a tax-free exchange and, if so, will not result in the recognition of gain or loss. If the person insured by the policy is changed, the exchange will be treated as a taxable exchange.

Change of ownership
You may have taxable income if you transfer ownership of your policy, sell your policy, or change the ownership of it in any way.

There are special rules for corporate-owned policies. You should consult your tax adviser.

Section 59A of the tax code deals with the environmental tax.

Corporate owners
There are special tax issues for corporate owners:

• using your policy to fund deferred compensation arrangements for employees has special tax consequences
• corporate ownership of a policy may affect your liability under the alternative minimum tax and the environmental tax.

Conventional life insurance policies

Under Section 7702A of the tax code, policies that are not classified as modified endowment contracts are taxed as conventional life insurance policies.

The cost basis in your policy is generally the premiums you've paid plus any taxable distributions less any withdrawals or premiums previously recovered that were not taxable.

The tax treatment of your policy will depend upon whether it is a type of contract known as a modified endowment contract. We describe modified endowment contracts later in this section. If your policy is not a modified endowment contract, it will be treated as a conventional life insurance policy and will have the following tax treatment:

Surrendering your policy or policy maturity
When you surrender, or cash in, your policy, or your policy matures, you'll generally be taxed on the difference, if any, between the cash surrender value and the cost basis in your policy.

Making a withdrawal
If you make a withdrawal after your policy has been in force for 15 years, you'll only be taxed on the amount you withdraw that exceeds the cost basis in the policy.

Special rules apply if you make a withdrawal within the first 15 policy years and it's accompanied by a reduction in benefits. In this case, there is a special formula under which you may be taxed on all or a portion of the withdrawal amount.

Taking out a loan
If you take out a loan, you will not pay tax on the loan amount unless your policy is surrendered, lapses or matures and you have not repaid your outstanding loan amount. The interest you pay, or that's accrued, on a loan is generally nondeductible. Ask your tax adviser for more information.

Loans and corporate-owned policies

If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. If the taxpayer is an entity that's a direct or indirect beneficiary of certain life insurance, endowment or annuity contracts, a portion of the entity's deductions for loan interest may be disallowed, even though this interest may relate to debt that's completely unrelated to the contract. There may be a limited exception that applies to contracts issued on 20% owners, officers, directors or employees of the entity. For more information about this exception, you should consult your tax adviser.

Modified endowment contracts

Section 7702A of the tax code defines a class of life insurance policies known as modified endowment contracts. Like other life insurance policies, the death benefit proceeds paid to your beneficiary generally are not subject to federal income tax and your policy's accumulated value grows on a tax-deferred basis until you receive a cash distribution.

If there is a material change to your policy, like a change in the death benefit, we may have to retest your policy and restart the seven-pay premium period to determine whether the change has caused the policy to become a modified endowment contract.

A modified endowment contract is a special type of life insurance policy. If your policy is a modified endowment contract, it will have the tax treatment described below. Any distributions you receive during the life of the policy are treated differently than under conventional life insurance policies. Withdrawals, loans, pledges, assignments and the surrender or maturity of your policy are all considered distributions and may be subject to tax on an income-first basis and a 10% penalty.

When a policy becomes a modified endowment contract

A life insurance policy becomes a modified endowment contract if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the *seven-pay limit*. The seven-pay limit is the cumulative total of the level annual premiums (or *seven-pay premiums*) required to pay for the policy's future death and endowment benefits.

For example, if the seven-pay premiums were $1,000 a year, the maximum premiums you could pay during the first seven years to avoid modified endowment treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, this policy may or may not be a modified endowment contract, depending on the amount of premiums paid during the policy's first seven contract years or after a material change has been made to the policy.

Surrendering your policy or policy maturity

If you surrender your policy, or your policy matures, you're taxed on the amount by which the cash surrender value exceeds the cost basis in the policy.

Making a withdrawal or taking out a loan

If you make a withdrawal or take out a loan from a modified endowment contract, you're taxed on the amount of the withdrawal or loan that's considered income, including all previously non-taxed gains. Income is the difference between the cash surrender value and the cost basis in your policy. It's unclear whether interest paid, or accrued, on a loan is considered interest for federal income tax purposes. If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. You should consult your tax adviser.

All modified endowment contracts we or our affiliates issue to you in a calendar year are treated as a single contract when we calculate whether a distribution amount is subject to tax.

10% penalty tax

If any amount you receive from a modified endowment contract is taxable, you may also have to pay a penalty tax equal to 10% of the taxable amount.

A taxpayer will not have to pay the penalty tax if any of the following exceptions apply:

- you're at least 59$\frac{1}{2}$ years old
- you're receiving an amount because you've become disabled
- you're receiving an amount that's part of a series of substantially equal periodic payments, paid out at least annually. These payments may be made for your life or life expectancy or for the joint lives or joint life expectancies of you and your beneficiaries.

Distributions before a policy becomes a modified endowment contract

If your policy fails the seven-pay test and becomes a modified endowment contract, any amount you receive or are deemed to have received during the two years before it became a modified endowment contract may be taxable. The distribution would be treated as having been made in anticipation of the policy's failing to meet the seven-pay test under Treasury Department regulations which are yet to be prescribed.

Policy riders

Please see the discussion of optional riders in *The death benefit.*

Please consult with your tax adviser if you want to exercise your rights under this rider.

Accelerated living benefits rider

Amounts received under this rider should be generally excluded from taxable income under Section 101(g) of the tax code.

Benefits under the rider will be taxed, however, if they are paid to someone other than the insured, and the insured:

- is a director, officer or employee of the person receiving the benefit, or
- has a financial interest in a business of the person receiving the benefit.

In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet technical aspects of the definition of "life insurance contract" under the tax code. We may reserve the right (but are not obligated) to modify the rider to conform under tax code requirements.

Comparison to taxable investments

With respect to taxable investments, current tax law generally provides for a maximum tax rate for individual taxpayers of 15% on long-term capital gains and on certain "qualifying dividends" on corporate stock. These rate reductions do not apply to corporate taxpayers. A taxpayer will also have to satisfy a more than 60-day holding period with respect to any distributions of qualifying dividends in order to obtain the benefit of the lower tax rate. Earnings from non-qualifying dividends, interest income, other types of ordinary income and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.

These rules mean that for policyholders who are individuals the tax-related advantage of life insurance compared to certain taxable investments is reduced because the tax burden applicable to long-term capital gains and from certain "qualifying dividends" on corporate stock has been reduced.

Pacific Life & Annuity Company is a life insurance company based in Arizona. Our operations include life insurance, annuity and institutional products, and various other insurance products and services. At the end of 2004, we had statutory assets of $1,506 million.

PL&A is authorized to conduct life insurance and annuity business in Arizona, New York and certain other states. Our executive office is located at 700 Newport Center Drive, Newport Beach, California 92660.

How our accounts work

We can provide you with reports of our ratings as an insurance company and our ability to pay claims with respect to our general account assets.

We own the assets in our general account and our separate account. We allocate your net premiums to these accounts according to the investment options you've chosen.

General account
Our general account includes all of our assets, except for those held in our separate accounts. We guarantee you an interest rate for up to one year on any amount allocated to the fixed options. The rate is reset annually. The fixed options are part of our general account, which we may invest as we wish, according to any laws that apply. We'll credit the guaranteed rate even if the investments we make earn less. Our ability to pay these guarantees is backed by our strength as a company.

The fixed options are not securities, so they do not fall under any securities act. For this reason, the SEC has not reviewed the disclosure in this prospectus about the fixed options. However, other federal securities laws may apply to the accuracy and completeness of the disclosure about the fixed options.

Separate account
Amounts allocated to the variable investment options are held in our separate account. The assets in this account are kept separate from the assets in our general account and our other separate accounts, and are protected from our general creditors.

The separate account is divided into variable accounts. Each variable account invests in shares of a designated portfolio of the Pacific Select Fund, the Fidelity VIP Funds, the FAM Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust. We may add variable accounts that invest in other portfolios of these funds or in other securities.

We're the legal owner of the assets in the separate account, and pay its operating expenses. We do not hold ourselves out to be trustees of the separate account assets. The separate account is operated only for our variable life insurance policies. PL&A is obligated to pay all amounts promised to policy owners under the terms of the policy. We must keep enough money in the account to pay anticipated obligations under the insurance policies funded by the account, but we can transfer any amount that's more than these anticipated obligations to our general account. Some of the money in the separate account may include charges we collect from the account and any investment results on those charges.

We cannot charge the assets in the separate account attributable to our reserves and other liabilities under the policies funded by the account with any liabilities from our other business.

Similarly, the income, gains or losses, realized or unrealized, of the assets of any variable account belong to that variable account and are credited to or charged against the assets held in that variable account without regard to our other income, gains or losses.

Making changes to the separate account
We can add, change or remove any securities that the separate account or any variable account holds or buys, as long as we comply with the laws that apply.

We can substitute shares of one portfolio with shares of another portfolio or fund if:
• any portfolio is no longer available for investment; or
• our management believes that a portfolio is no longer appropriate in view of the purposes of the policy.

We'll give you any required notice or receive any required approval from policy owners or the SEC before we substitute any shares. We'll comply with the filing or other procedures established by insurance regulators as required by law.

We can add new variable accounts, which may include additional subaccounts of the separate account, to serve as investment options under the policies. These may be managed separate accounts or they may invest in a new portfolio of the funds, or in shares of another investment company or one of its portfolios, or in a suitable investment vehicle with a specified investment objective.

We can add new variable accounts when we believe that it's warranted by marketing needs or investment conditions. We'll decide on what basis we'll make new accounts available to existing policy owners.

We can also eliminate any of our variable accounts if we believe marketing, tax or investment conditions warrant it. We can terminate and liquidate any variable account.

If we make any changes to variable accounts or substitution of securities, we can make appropriate changes to this policy or any of our other policies, by appropriate endorsement, to reflect the change or substitution.

We will notify you if there is a material change in the investment policy of a variable account. The notice will inform you of your options, including your option to transfer from such variable account to the Fixed account within 60 days after:
• the effective date of the material change, or
• the date you receive the notice, whichever is later.

If we believe it's in the best interests of people holding voting rights under the policies and we meet any required regulatory approvals we can do the following:
• operate the separate account as a management investment company, unit investment trust, or any other form permitted under securities or other laws
• register or deregister the separate account under securities law
• combine the separate account with one of our other separate accounts or our affiliates' separate accounts
• combine one or more variable accounts
• create a committee, board or other group to manage the separate account
• change the classification of any variable account.

Taxes we pay

We may be charged for state and local taxes. Currently, we pay these taxes because they are small amounts with respect to the policy. If these taxes increase significantly, we may deduct them from the separate account.

We may charge the separate account for any federal, state and local taxes that apply to the separate account or to our operations. This could happen if our tax status or the tax treatment of variable life insurance changes.

Voting rights

We're the legal owner of the shares of the funds that are held by the variable accounts. We may vote on any matter at shareholder meetings of the funds. However, we are required by law to vote as you instruct on the shares relating to your allocation in a variable investment option. This is called your *voting interest.*

Your voting interest is calculated as of a day set by the Board of Trustees or Board of Directors of a fund, called the *record date.* Your voting interest equals the accumulated value in a variable investment option divided by the net asset value of a share of the corresponding portfolio. Fractional shares are included. If allowed by law, we may change how we calculate your voting interest.

We'll send you documents from the fund called *proxy materials.* They include information about the items you'll be voting on and forms for you to give us your instructions. We'll vote shares held in the separate account for which we do not receive voting instructions in the same proportion as all other shares in the portfolio held by that separate account for which we've received timely instructions. If we do not receive any voting instructions for the shares in a separate account, we will vote the shares in the same proportion as the total votes for all of our separate accounts for which we've received timely instructions.

We'll vote shares of any portfolio we hold in our general account in the same proportion as the total votes for all of our separate accounts, including this separate account. We'll vote shares of any portfolio held by any of our non-insurance affiliates in the same proportion as the total votes for all of our separate accounts and those of our insurance affiliates.

If the law changes to allow it, we can vote as we wish on shares of the portfolios held in the separate account.

When required by state insurance regulatory authorities, we may disregard voting instructions that:
• would change a portfolio's investment objective or subclassification
• would approve or disapprove an investment advisory contract.

We may disregard voting instructions on a change initiated by policy owners that would change a portfolio's investment policy, investment adviser or portfolio manager if:
• our disapproval is reasonable
• we determine in good faith that the change would be against state law or otherwise be inappropriate, considering the portfolio's objectives and purpose, and considering what effect the change would have on us.

If we disregard any voting instructions, we'll include a summary of the action we took and our reasons for it in the next report to policy owners.

Distribution Arrangements

Pacific Select Distributors, Inc. ("PSD"), a broker-dealer and our affiliate, pays various forms of sales compensation to broker-dealers (including other PL&A affiliates) that solicit applications for the policies. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the policies.

In addition, PSD or an affiliate may pay from their own resources additional significant cash compensation, sometimes called "revenue sharing", and provide other incentives in connection with the promotion and solicitation of applications for the policies by some, but not all, broker-dealers. Such additional compensation may give us greater access to registered representatives of the broker-dealers that receive such compensation or may otherwise influence the way that a broker-dealer and registered representative market the policies.

The compensation and other benefits provided by PSD or its affiliates, may be more or less than the overall compensation on similar or other products. This may influence your registered representative or broker-dealer to present this policy over other investment options available in the marketplace. You may ask your registered representative about these differing and divergent interests, how he/she is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the policy.

We may agree to reduce or waive some or all of the policy charges and/or credit additional amounts under our policies, for a policy sold to an eligible person. An eligible person meets criteria established by us, and may include current and retired officers, directors and employees of us and our affiliates, trustees of the Pacific Select Fund, trustees of Pacific Funds, and immediate family members of such persons. We will credit additional amounts to policies owned by eligible persons if such policies are purchased directly through PSD. Under such circumstances, eligible persons will not be afforded the benefit of services of any other broker/dealer nor will commissions be payable to any broker/dealer in connection with such purchases. Eligible persons must contact us directly with servicing questions, policy changes and other matters relating to their policies. The amount credited to policies owned by eligible persons will equal the reduction in expenses we enjoy by not incurring brokerage commissions in selling such policies, with the determination of the expense reduction and of such crediting being made in accordance with our administrative procedures. These credits will be added to an eligible person's policy after the free look transfer date has occurred, or, if premiums are paid using the monthly electronic funds transfer plan, on the first policy anniversary.

Portfolio managers of the underlying portfolios available under this policy may help pay for conferences or meetings sponsored by us or PSD relating to management of the portfolios and our variable life insurance products.

Please refer to the SAI for additional information on distribution arrangements and the conflicts of interest that they may present.

Service arrangements

We or our affiliates have entered into services agreements in connection with some of the funds and their investment advisers, subadvisers, distributors and/or their affiliates, and may receive compensation for providing certain services including, but not limited to, customer and support services. Unless otherwise noted, fees for these services are paid monthly and are based on the average daily net assets of shares of each fund held by the separate accounts and purchased by us at the policy owner's instructions. Because PL&A or its affiliates receive the fees described below, PL&A or its affiliates may be subject to competing interests in making these funds available as investment options under the contracts.

Fidelity Distributors Corporation (FDC), principal underwriter of shares of Fidelity VIP Funds, pays us at the annual rate of 0.25% of the average aggregate net assets of Service

Class 2 shares of Fidelity VIP Funds held by our separate accounts. In addition, FDC pays us, on a quarterly basis, at the annual rate of 0.10% of the average aggregate net assets of Service Class 2 shares of Fidelity VIP Funds held by our separate accounts where the aggregate dollar value of the shares is equal to or less than $350,000,000 during the quarter, plus the annual rate of 0.15% of the average aggregate net assets in excess of $350,000,000 during the quarter. Fidelity Investments Institutional Operations Company, Inc. (FIIOC), transfer agent for Fidelity VIP Funds, pays us, on a quarterly basis, at the annual rate of 0.05% of the average aggregate net assets of Service Class 2 shares of Fidelity VIP Funds held by our separate accounts. Fees paid to us by FIIOC will not exceed $1,000,000 for any calendar quarter. FAM Distributors, Inc., principal underwriter of shares of FAM Variable Series Funds, pays us, on a quarterly basis, at the annual rate of 0.25% of the average daily net assets of Class III shares of FAM Variable Series Funds held by our separate accounts. Van Eck Securities Corporation, distributor for Van Eck Worldwide Insurance Trust pays us an annual rate of 0.35% of the average daily net assets of Van Eck Worldwide Insurance Trust held by our separate accounts. T. Rowe Price Associates, Inc., the investment adviser for T. Rowe Price Equity Series Inc., pays us each month at the annual rate 0.15% of the average aggregate net assets of Class II shares of T. Rowe Price Equity Series, Inc. held by our separate accounts where the aggregate dollar value of the shares exceeds $25,000,000 at all times during that month, and increases to 0.25% of the average aggregate net assets where the aggregate dollar value of the shares exceeds $250,000,000 at all times during that month. In addition, we have entered into a distribution agreement with T. Rowe Price Investment Services, Inc., distributor for T. Rowe Price Equity Series Inc. Under this distribution agreement, T. Rowe Price Investment Services, Inc. pays us on a monthly basis for certain distribution services of T. Rowe Price Equity Series, Inc. Class II shares offered to our policy owners, including, but not limited to, (i) distribution of reports, prospectuses and SAIs to clients other than existing policy owners, (ii) preparation and distribution of sales literature and advertising materials, (iii) continuing education and training of registered representatives, (iv) distribution support services, and (v) other distribution services as mutually agreed upon from time to time. The fee is an annual rate of 0.25% of the average aggregate net asset value of the T. Rowe Price Equity Series, Inc. Class II shares held by our separate accounts.

American Funds Insurance Series® pays Pacific Select Distributors, Inc. ("PSD") at an annual rate of 0.25% of the average daily net assets of Class 2 shares of the Growth-Income and Growth Master Funds ("Master Funds") attributable to variable life insurance and variable annuity contracts issued by us and our affiliate for certain distribution-related services to the Funds. PSD shall pay American Funds Distributors, Inc. at a rate of 0.16% of premiums attributable to the Master Funds for certain marketing assistance.

Illustrations

We will provide you with illustrations based on different sets of assumptions upon your request.

- Illustrations based on information you give us about the age of the person to be insured by the policy, their risk class, the face amount, the death benefit and premium payments.

- Illustrations that show the allocation of premium payments to specified variable accounts. These will reflect the expenses of the portfolio of the fund in which the variable account invests.

- Illustrations that use a hypothetical gross rate of return that's greater than 12%. These are available only to certain large institutional investors.

You can request such illustrations at any time. Illustrations may help you understand how your policy values would vary over time based on different assumptions.

Lost policy

If you lose your policy, you may request a Certificate of Coverage free of charge. If you require a duplicate policy, we may charge a fee of $50 per duplicate. To request a Certificate of Coverage or a duplicate policy, please contact us for a Certificate of insurance/duplicate policy request form.

Audits of premiums/loans

You may request us to run a report of premium payments you've made or loan transactions under your policy. If you request us to provide information for a period of more than 2 years from date of request, we may charge you an administrative fee of $25 for this service.

Risk classification change

If you have a change in risk classification, such as a change in smoking status or health, you can request us to review your risk classification. Changing your risk classification may change the rates used for cost of insurance, mortality and expense risk face amount and surrender charge charges, and may also change the rates on any riders on your policy which base charges on risk classification. We will charge you a fee of $100 at the time you request us to change your risk classification. If your policy was issued on or before April 30, 2004, we will charge you a fee of $50 at the time you request us to change your risk classification.

State regulation

We're subject to the laws of the state of Arizona governing insurance companies and to regulations issued by the Commissioner of Insurance of Arizona. In addition, we're subject to the insurance laws and regulations of the other states and jurisdictions in which we're licensed or may become licensed to operate.

An annual statement in a prescribed form must be filed with the Commissioner of Insurance of Arizona and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

Legal proceedings and legal matters

PL&A, the separate account, and PSD are not involved in any legal proceedings that would have a material effect on policy owners.

Legal matters concerning the issue and sale of the life insurance policies described in this prospectus, our organization and authority to issue the policies under Arizona law, and the validity of the forms of the policies under Arizona law, have been passed upon by our general counsel. Legal matters relating to federal securities laws and federal income tax laws have been passed upon by Dechert LLP.

Registration statement

We've filed a registration statement with the SEC for Pacific Select Exec II – NY, under the Securities Act of 1933. The SEC's rules allow us to omit some of the information required by the registration statement from this prospectus. You can ask for it from the SEC's office in Washington, D.C. They may charge you a fee.

Financial statements

The statements of assets and liabilities of Pacific Select Exec Separate Account as of December 31, 2005, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented are contained in the SAI.

The statements of financial condition of PL&A as of December 31, 2005 and 2004 and the related statements of operations, stockholders's equity and cash flows for each of the three years in the period ended December 31, 2005 are contained in the SAI.

We've tried to make this prospectus easy to read and understand, but you may find some words and terms that are new to you. We've identified some of these below and the pages where you'll find an explanation of what they mean.

If you have any questions, please ask your registered representative or call us at 1-888-595-6997.

In this prospectus, *you* and *your* mean the policyholder or owner. *PL&A, we, us* and *our* refer to Pacific Life & Annuity Company. *Fund,* or, collectively, *the funds,* refer to one of the funds providing underlying portfolios for the variable investment options offered under the policy. *Policy* means a Pacific Select Exec II – NY variable life insurance policy, unless we state otherwise. *Pacific Life* and *the administrator* mean Pacific Life Insurance Company.

Face amount component of M&E Risk Charge

Issue Age	Male	Female	Unisex	Issue Age	Male	Female	Unisex
0	0.075	0.063	0.073	45	0.127	0.118	0.125
5	0.069	0.059	0.067	50	0.139	0.127	0.136
10	0.066	0.058	0.064	55	0.155	0.138	0.151
15	0.064	0.055	0.062	60	0.176	0.154	0.171
20	0.098	0.095	0.098	65	0.206	0.176	0.199
25	0.101	0.098	0.101	70	0.247	0.208	0.237
30	0.105	0.101	0.105	75	0.306	0.257	0.292
35	0.111	0.106	0.110	80	0.385	0.329	0.368
40	0.118	0.111	0.116	85	0.498	0.440	0.478

Issue Age	Surrender Charge			Maximum Surrender Charge		
	Male	Female	Unisex	Male	Female	Unisex
0	5.70	4.79	5.52	1.150	0.724	1.074
5	5.24	4.48	5.09	1.222	0.772	1.146
10	5.02	4.41	4.89	1.258	0.784	1.182
15	4.86	4.18	4.73	1.282	0.820	1.206
20	9.35	7.83	9.04	3.284	2.444	3.132
25	11.32	9.58	10.97	4.342	3.368	4.172
30	12.69	10.87	12.33	5.246	4.164	5.056
35	14.36	12.31	13.95	6.302	5.096	6.082
40	19.08	16.26	18.51	8.918	7.302	8.632
45	25.02	21.85	24.35	12.646	10.400	12.246
50	29.24	24.97	28.32	16.190	13.352	15.696
55	34.88	29.06	33.59	19.504	16.132	18.916
60	42.39	34.52	40.60	25.560	21.144	24.770
65	52.23	42.29	50.23	32.196	26.922	31.250
66	51.67	44.17	52.00	32.752	27.516	31.800
67	51.56	46.16	51.89	32.696	27.470	31.744
68	51.44	48.29	51.78	32.568	27.386	31.628
69	51.39	50.58	51.74	32.024	26.950	31.094
70	51.29	51.15	51.63	31.732	26.730	30.812
75	50.63	49.40	50.98	30.034	25.452	29.164
80	49.91	46.06	50.19	26.284	22.080	25.458
85	48.14	48.74	48.30	18.606	14.570	17.918

If the insured is assigned a risk classification other than standard, a factor is applied to the M&E risk face amount charge, surrender charge rate and maximum surrender charge rate according to the nonstandard table rating assigned to that insured. If the insured is assigned a nonstandard rating reflected in the table below, the rates above that apply to the insured is multiplied by the nonstandard table factor below that applies.

NONSTANDARD TABLE FACTORS

Issue age	Nonstandard Table Number															
	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16
0–45	1.05	1.10	1.15	1.20	1.25	1.30	1.35	1.40	1.45	1.50	1.55	1.60	1.65	1.70	1.75	1.80
50	1.05	1.10	1.15	1.20	1.25	1.30	1.35	1.40	1.45	1.50	1.55	1.60	1.65	1.65	1.65	1.65
55	1.05	1.10	1.15	1.20	1.25	1.30	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35
60	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05
65–85	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00

Representative figures shown. For issue ages not listed, please ask your registered representative.

APPENDIX B – DEATH BENEFIT PERCENTAGES

Age	Percentage	Age	Percentage	Age	Percentage	Age	Percentage
0-40	250	50	185	60	130	70	115
41	243	51	178	61	128	71	113
42	236	52	171	62	126	72	111
43	229	53	164	63	124	73	109
44	222	54	157	64	122	74	107
45	215	55	150	65	120	75-90	105
46	209	56	146	66	119	91	104
47	203	57	142	67	118	92	103
48	197	58	138	68	117	93	102
49	191	59	134	69	116	>93	101

If you select a portfolio optimization model, until May 4, 2006, your net premium payments or accumulated value, as applicable, will be allocated to the investment options according to the model you select as indicated in the chart below. On May 5, 2006, we will automatically update your model to the portfolio optimization model allocations shown under *How premiums work: Allocating your premiums* in this prospectus.

The current asset class exposure and portfolio optimization model allocations shown in the chart below may change over time, based on the periodic review of the models and reallocations which reflect updated recommendations.

Model A Conservative	Model B Moderate-Conservative	Model C Moderate	Model D Moderate-Aggressive	Model E Aggressive
Investor Profile				
You are looking for a relatively stable investment and require investments that generate some level of income.	Your focus is on keeping pace with inflation. Income generating investment and capital appreciation are desired.	You want the opportunity for long-term moderate growth.	You want an investment that is geared for growth and are willing to accept above average risk.	You are an aggressive investor and can tolerate short-term market swings.
Shorter Investment Time Horizon ⟵			⟶ *Longer Investment Time Horizon*	
Investor Objective				
Primarily preservation of capital	Moderate growth	Steady growth in asset values	Moderately high growth in asset values	High growth in asset values
Risk Characteristics				
There may be some losses in the values of the investment as asset values fluctuate.	There may be some losses in the values of the investment from year to year.	There will probably be some losses in the values of the underlying investments from year to year.		
		Fluctuations in value should be less than those of the overall stock markets.	Some of these might be large, but the overall fluctuations in asset values should be less than those of the U.S. stock market.	
Lower Risk ⟵			⟶ *Higher Risk*	

Asset Class Target Exposure					
	Model A	Model B	Model C	Model D	Model E
Cash	13%	6%	3%	3%	2%
Bonds	62	49	37	20	5
Domestic Stocks	20	34	44	59	70
International Stocks	5	11	16	18	23

Portfolio Optimization Model Target Allocations as of May 6, 2005					
	Model A	Model B	Model C	Model D	Model E
Large-Cap Growth	—	6%	4%	4%	4%
American Funds Growth-Income	—	—	3	4	8
American Funds Growth	—	—	3	6	10
Diversified Research	3%	4	4	3	3
Short Duration Bond	24	16	7	4	—
Growth LT	—	—	2	2	5
Mid-Cap Value	4	7	8	12	7
International Value	3	5	5	5	9
International Large-Cap	3	8	10	13	15
Equity Index	—	—	2	6	7
Small-Cap Index	—	—	3	3	2
Fasciano Small Equity	—	—	—	4	5
Small-Cap Value	—	3	2	—	—
Main Street Core	7	7	7	6	4
Emerging Markets	—	—	4	4	4
Managed Bond	19	16	14	6	—
Inflation Managed	14	13	11	6	—
Money Market	10	3	—	—	—
High Yield Bond	6	4	3	—	—
Large-Cap Value	4	5	5	6	7
Comstock	3	3	3	3	3
Real Estate	—	—	—	3	5
VN Small-Cap Value	—	—	—	—	2
Less Volatile ⟵			⟶ *More Volatile*	

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The Pacific Select Exec II – NY variable life insurance policy is underwritten by Pacific Life & Annuity Company.

You'll find more information about the policy and Pacific Select Exec Separate Account in the SAI dated May 1, 2006. The SAI has been filed with the SEC and is considered to be part of this prospectus because it's incorporated by reference.

You can get a copy of the SAI without charge by calling or writing to us, or you can view it online at our website. You can also contact the SEC to get the SAI, material incorporated into this prospectus by reference, and other information about registrants that file electronically with the SEC. The SEC may charge you a fee for this information.

If you ask us, we'll provide you with illustrations of policy benefits based on different sets of assumptions. Illustrations may help you understand how your policy's death benefit, cash surrender value and accumulated value would vary over time based on different assumptions. You can get one policy illustration free of charge per policy year by calling or writing to us. We reserve the right to charge $25 for additional illustrations.

How to contact us

Call, e-mail or write to us at:
Pacific Life & Annuity Company
700 Newport Center Drive
P.O. Box 6540
Newport Beach, California 92658-6540

1-888-595-6997
5 a.m. through 5 p.m. Pacific time
www.Pacificlifeandannuity.com

How to contact the SEC

You can also find reports and other information about the policy and separate account from the SEC. The SEC may charge you a fee for this information.

Public Reference Section of the Commission
450 Fifth Street
Washington, D.C. 20549-0102
202-942-8090
Internet: www.sec.gov

NASD Public Disclosure program

The NASD provides investor protection education through its website and printed materials. The NASD regulation website address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure program may be obtained from the NASD. The NASD Public Disclosure hotline number is (800) 289-9999. The NASD does not charge a fee for the Public Disclosure program services.